

OUTDOOR CHANNEL HOLDINGS, INC





2004 Annual Report

REAL OUTDOORS For Real People!

REAL EXPERTS
Real Action!







- HUNTING
- FISHING
- SHOOTING
- OFF-ROAD MOTOR SPORTS
- RELATED LIFESTYLE PROGRAMMING


OUTDOOR
CHANNEL

CORPORATE INFORMATION


OUTDOOR
CHANNEL
HOLDINGS, INC.

EXECUTIVE OFFICERS

Perry T. Massie
Chief Executive Officer, President and Chairman of the Board
Co-President, The Outdoor Channel, Inc.

William A. Owen
Chief Financial Officer and Controller

Thomas H. Massie
Executive Vice President, Secretary and Vice Chairman of the Board

Andrew J. Dale
Chief Executive Officer and Co-President, The Outdoor Channel, Inc.

Thomas E. Hornish
General Counsel

BOARD OF DIRECTORS

Perry T. Massie
Chairman of the Board, Chief Executive Officer and President
Co-President, The Outdoor Channel, Inc.

Thomas H. Massie
Vice Chairman of the Board, Secretary and Executive Vice President

Jerry R. Berglund
Director, Colorado Uplift
Director, Foundation for Urban Youth Ministries
Retired President, Denpak

David C. Merritt
Managing Director, Salem Partners LLC
Director, Charter Communications, Inc

Ray V. Miller
Chairman of the Board, Carolina Mountain Cablevision, Inc.
Chairman of the Board, Country Cablevision, Inc.

Elizabeth J. Sanderson
Attorney
Former Director and Chairperson, National Cable Television Center

T. Bahnson Stanley
Retired Executive Vice President, The Weather Channel Companies

INVESTOR RELATIONS

PondelWilkinson Inc.
1880 Century Park East, Suite 700
Los Angeles, California 90067
Tel: (310) 279-5980
investor@pondel.com

TRANSFER AGENT

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600

SECURITIES LISTING

Outdoor Channel Holdings' common stock is traded on the Nasdaq National Market under the symbol OUTD.

10-K ANNUAL REPORT

A copy of Outdoor Channel Holdings' Form 10-K Annual Report, as filed with the Securities and Exchange Commission for the year ended December 31, 2004, may be obtained without charge by any stockholder upon written request to the General Counsel at the Outdoor Channel Holdings, Inc. corporate office.

CORPORATE HEADQUARTERS

43445 Business Park Drive, Suite 113
Temecula, California 92590
Tel: (951) 699-4749

MESSAGE FROM THE PRESIDENT

Fellow Shareholders,

Fiscal 2004 was clearly an historic year of achievements for Outdoor Channel Holdings. We fully merged The Outdoor Channel with the Company, celebrated the listing of our Company's securities on the Nasdaq National Market and opened our New York advertising sales office. We believe the successful execution of these strategic initiatives has better positioned our Company for long term success.

Since the launch of The Outdoor Channel in 1993, it has grown in recognition for its leadership in traditional outdoor programming. One of only a handful of independent national television networks, The Outdoor Channel had also grown to become the principal asset of our Company and the main force driving our financial success. Last year, we acquired all of the outstanding stock of The Outdoor Channel that we did not already own, fully integrating the Channel for the benefit of our shareholders, customers and employees. This transaction simplified our corporate structure and aligned the growth of the network directly with the interests of our Company.

Principally reflecting the strong performance of The Outdoor Channel, advertising sales and subscriber fees once again rose to record levels in 2004. Advertising sales were up 33.1 percent to $21.8 million, and subscriber fees grew 23.6 percent to $13.4 million, from 2003 levels. Revenue from our membership segment, derived from the Company's related businesses that serve the interests of The Outdoor Channel's viewers and outdoor enthusiasts, increased 6.5 percent to $4.7 million. Total revenues for Outdoor Channel Holdings were up 26.1 percent to $40.0 million from $31.7 million in the prior year.

Including a non-cash, non-recurring compensation charge of $48.0 million related to the acquisition of the remaining minority interest of The Outdoor Channel, total expenses for 2004 rose to $79.5 million from $24.1 million a year earlier. As a result, the Company posted a net loss in 2004 of $24.2 million, or $1.51 per share. This compares with a net income of $3.6 million, or $0.19 per diluted share, in 2003.

Our balance sheet and cash flow continued to strengthen in 2004. At December 31, 2004, cash and cash equivalents grew 81.6 percent to $13.1 million from the year-end 2003 balance. We generated cash from operations of $8.0 million in 2004, and total stockholders' equity increased to $93.5 million at the end of 2004 from $13.2 million at December 31, 2003, primarily as a result of the Company's acquisition of the remaining outstanding shares of The Outdoor Channel.

Along with the acquisition, we completed certain strategic initiatives designed to secure greater visibility and a more liquid trading market for the Company's securities. We reincorporated Outdoor Channel Holdings from Alaska to Delaware and effected a two-for-five forward split of the Company's outstanding shares of common stock. We also accomplished a key milestone as the Company's securities began trading on The Nasdaq National Market, commencing with market open on September 15, 2004.

To maximize our opportunities and further fuel the growth in advertising sales, we opened our New York advertising sales office in December 2004 and significantly expanded our marketing campaign targeting national advertising agencies. Today, The Outdoor Channel boasts more than 24.5 million subscribers according to Nielsen Media Research estimates, and we believe it is available to approximately 75 million households across the nation. But, the real beauty behind these numbers is the Channel's unique viewer demographic. We believe The Outdoor Channel has a distinct primetime viewer niche – and one of the highest concentrations of male viewers per household in the industry, according to Nielsen – which advertisers may not reach through other peer channels.

So what is the secret to The Outdoor Channel's loyal niche viewership? We believe the answer stems from the fact that we are the only television network founded and operated by outdoorsmen. As outdoorsmen, we know what hunting, fishing and other traditional outdoor activities programs we want to see, and we believe the market has a growing appreciation for this as we continue to attract quality outdoor programming from other major networks to the Channel's lineup. ***Hank Parker's Outdoor Magazine*** – one of America's highest rated and most popular outdoor programs, all new episodes of the National Wild Turkey Federation's award-winning shows, and the ***World of Outlaws*** with more than 30 races in its first season on The Outdoor Channel, are among a number of leading outdoor programs that moved to The Outdoor Channel lineup in the last year.

With the landmark launch of our new and separate high-definition network, Outdoor Channel 2 HD℠, in 2005, we believe we have further secured our leadership in traditional outdoor programming. As the first network to capture and present the true brilliance of nature in concert with exciting outdoor action entirely in native high-definition, Outdoor Channel 2 HD is an important asset that we plan to leverage for even greater success for our Company.

With the full launch of the high-definition network, we are anxiously awaiting our new state-of-the-art digital broadcast facilities, expected to be completed in 2005, and look forward to operating from studios with technology that matches the quality programming we are producing for our viewers. We are purchasing the 28,000-square-foot building across from our corporate offices to accommodate an all-digital facility for The Outdoor Channel. This expansion underscores the success and growth The Outdoor Channel has achieved and our Company's outlook for future growth.

In June 2005, we successfully completed a follow-on public offering of 5,300,000 shares of common stock, of which Outdoor Channel Holdings offered and sold 3,500,000 shares, netting more than $43 million to support the Company's growth objectives. Certain existing stockholders offered and sold the remaining 1,800,000 shares, along with an additional 795,000 shares for the over-allotment option that was fully exercised by the underwriters. After this offering, the Company had 24.3 million shares outstanding.

With the opening of our New York advertising sales office last year, the launch of our high-definition channel – Outdoor Channel 2 HD, the soon-to-open all-digital broadcast facility and our successful follow-on offering, more than ever, we believe we are well positioned to achieve our growth objectives.

At this time, I would like to recognize and applaud all of our employees and Board members, including our new directors – Jerry Berglund, Ray Miller and Elizabeth Sanderson, who joined our Board of Directors upon the completion of the merger. The achievements made in 2004 and thus far in the current year could not have been attained without your continued commitment and contributions to our Company. On behalf of the entire Board and management team, I extend the deepest appreciation to our viewers, members and shareholders and look forward to your continuing support and loyalty.

Sincerely,



Perry T. Massie
President and Chief Executive Officer

TABLE OF CONTENTS

Introductory Matters

Description of Business

Investor Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management

Financial Statements

DESCRIPTION OF BUSINESS

Safe Harbor Statement

The information contained in this annual report to stockholders may include forward-looking statements. Our actual results could differ materially from those discussed in any forward-looking statements. The statements contained in this annual report to stockholders that are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the "Securities Act", and Section 21E of the Securities Exchange Act of 1934, as amended, or the "Exchange Act", including statements, without limitation, regarding our expectations, beliefs, intentions or strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provisions contained in those sections. Such forward-looking statements relate to, among other things: (1) expected revenue and earnings growth and changes in mix; (2) anticipated expenses including advertising, programming, personnel and others; (3) Nielsen Media Research, which we refer to as Nielsen, estimates regarding total households and cable and satellite homes subscribing to and viewers (ratings) of The Outdoor Channel; and (4) other matters. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These statements involve significant risks and uncertainties and are qualified by important factors that could cause our actual results to differ materially from those reflected by the forward-looking statements. Such factors include but are not limited to risks and uncertainties which are discussed in "Management's Discussion and Analysis of Financial Conditions and Results of Operation-Risks and Uncertainties" below and other risks and uncertainties discussed elsewhere in this annual report to stockholders. In assessing forward-looking statements contained herein, readers are urged to read carefully all cautionary statements contained in this annual report to stockholders and in our other filings with the Securities and Exchange Commission. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act and Section 21E of the Exchange Act.

Company Overview

We own and operate The Outdoor Channel®, a national television network devoted to traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. Our target audience is comprised of sportsmen and outdoor enthusiasts throughout the U.S. According to a survey by the U.S. Fish and Wildlife Service, in 2001 there were over 82 million outdoor enthusiasts throughout the U.S. who spent in excess of $100 billion in pursuit of their outdoor activities. As of June 7, 2005, we had relationships or agreements with approximately 5,700 cable and satellite service providers to carry The Outdoor Channel, including the 10 largest in the U.S. Through these arrangements, we believe The Outdoor Channel is available to over 74.7 million U.S. households. According to estimates by Nielsen, The Outdoor Channel is subscribed to by approximately 24.6 million households in June 2005.

The Outdoor Channel was established in 1993 and began broadcasting 24 hours a day in May 1994. Since inception, we have been committed to providing excellent programming and customer service to our distribution partners. In recognition of our efforts, The Outdoor Channel was named Programmer of the Year in 2003 by the National Cable Television Cooperative. We believe The Outdoor Channel provides viewers with a unique destination for authentic, informative and entertaining outdoor programming. As a result, we believe that our viewers tend to be more loyal and spend more time watching The Outdoor Channel than other networks that offer outdoor programming. We also believe that The Outdoor Channel has become a desirable network for advertisers of products and services used by outdoor enthusiasts.

We also own and operate two national membership organizations, Gold Prospector's Association of America, LLC, or GPAA, and LDMA-AU, Inc., or Lost Dutchman's. The theme of these organizations is the search for gold deposits and treasures while enjoying the outdoors. Initially, we created The Outdoor Channel to market the membership in these organizations by airing programming related to these activities. Through this process, we discovered that members in these organizations were very enthusiastic about their activities which resulted in a strong consumer demand for The Outdoor Channel. We believe by airing programs associated with our membership organizations and other membership, or affinity, organizations, such as the National Rifle Association and the North American Hunting and Fishing Clubs, we enhance consumer demand and consequently increase the number of subscribers to The Outdoor Channel.

Industry

Historically, television broadcasters have transmitted signals through the airwaves and households received the signals through antennas at no cost. This method of broadcasting signals had several disadvantages. The signal could not reach many areas due to signal strength, remoteness of many communities and topography. In addition, for those households that could receive the signal, it often produced poor picture and sound quality.

Unlike traditional television broadcasters which deliver their programming without charge, cable companies provide subscription television service for a fee. These service providers transmit signals through coaxial cable connected directly to individual homes. In most markets, this service delivers a much improved picture and sound quality and offers an increased number and wider variety of channels as compared to broadcast television. In addition to using cable for connectivity, companies use satellite technology to provide subscription television service directly to households. This industry of providing television service to households for a fee, or on a subscription basis, is typically referred to as "pay television."

Industry Participants

The pay television industry is comprised primarily of two segments: service providers and television networks.

Service Providers. Pay television service providers, also commonly referred to as distributors, are comprised of two types: cable and satellite. These service providers own and operate the platforms they use to deliver television programming to subscribers. Cable and satellite service providers compete against each other for subscribers. These service providers attempt to create a mix of channels, or tiers, that will be attractive to the households in the markets they serve in an effort to attract and retain these households as subscribers. Service providers generate revenue primarily by selling television service to households. They also make many of the programming decisions, including which channels to carry and in which packaged offering, or tier, a channel should be included.

> *Cable Systems.* Pay television cable systems consist of two groups: independent cable providers and multi-system cable operators, or MSOs. Independent cable providers are smaller, individual systems that deliver the television signal to households in only one or a limited number of regions. Generally, independent cable service providers operate in distinct markets that range from large metropolitan centers to small rural areas and do not compete directly with each other in their respective markets. In comparison, MSOs are companies that are affiliated with, or control, a number of regional or individual cable systems. Examples of MSOs include Time Warner Cable and Comcast Cable Communications. In many instances, channels need to establish a relationship with an MSO in order to pursue carriage on its affiliated regional cable systems. As of June 2005, cable providers delivered pay television to approximately 71.8 million U.S. households, according to Nielsen estimates.

> *Satellite Systems.* Pay television satellite systems deliver television signals to households via orbiting satellites using digital technology. Unlike cable, where the service providers generally do not compete against each other, satellite service providers compete against each other directly because reception from any one satellite service provider is generally available to substantially all viewers wishing to subscribe to it. Examples of satellite service providers include DIRECTV® and DISH Network™. As of June 2005, there were approximately 22.5 million homes receiving pay television using some means other than cable, according to Nielsen. We believe that most of these households subscribe to a satellite service.

Networks. Networks, also commonly referred to as television channels, bring together television programs and package them into a branded schedule of entertainment. The two types of networks include broadcast networks, which are available to households through traditional broadcast free of charge, and pay television networks, which are only available to households through cable and satellite service providers. Most networks are owned by MSOs or media conglomerates. In order to secure the content necessary for a cohesive schedule, channels can produce programming internally and acquire third-party programming from production companies. Broadcast networks, which are regulated by the Federal Communications Commission, or the FCC, generate revenue primarily by selling advertising whereas pay television networks generate revenue by both selling advertising included in their programming and through subscription fees paid by service providers for the right to deliver the network to their customers.

To gain distribution to households, new networks need to establish carriage agreements with service providers. In order to initiate or improve carriage, many networks, and in particular those networks not affiliated with any major service provider, may need to offer launch incentives, which can include marketing support, upfront cash payments or other forms of incentives. These incentives or payments are typically made on a per-subscriber basis and generally before receiving any subscriber fee revenues.

Trends in Pay Television

Transition from Analog to Digital in Cable Systems. Cable distribution has been undergoing dramatic changes in the technologies that are used to deliver programming and services including digital transmission technology. Digital transmission enables improved picture and sound quality, faster signal transmission and additional channel capacity. Cable system operators can now offer additional services such as pay-per-view, video-on-demand and connectivity for Internet and telephone service. We believe households that receive a digital signal account for over one-third of the households reached by cable providers.

Emergence of High Definition Television. Digital transmission technology, whether used by cable or satellite systems, provides a platform for a new content category: high-definition television, which is commonly referred to as HD TV. HD TV offers a clearer and sharper picture and enhanced sound, as compared to standard definition television. In addition, HD TV provides a wider field of vision than a standard definition television. In order to deliver HD TV, service providers have invested and are expected to continue to invest in HD-enabled infrastructure. The number of U.S. households that are expected to be viewing HD TV is projected to grow to 41.6 million by year-end 2007, according to the Yankee Group.

Channel Proliferation. Increased system capacity has enabled service providers to carry channels that offer programming on more focused subject matter and themes. These channels can capture an audience that is interested in a particular subject and chooses to watch dedicated and consistently themed programming. We believe the audience demographics of these specialized channels tend to be more highly concentrated than those of general entertainment or broadcast channels. As a result, such specialized channels offer advertisers an opportunity to communicate with a highly targeted and relevant audience. Based on an analysis of Nielsen data by the Cabletelevision Advertising Bureau, from 1992 through 2003 cable television attracted viewers as viewership of national commercial broadcast networks declined, and during the 2003/04 official TV season, more viewers watched television on cable networks than on broadcast networks ABC, CBS, NBC and FOX.

Focused and Segmented Advertising. We believe many advertisers have become increasingly dissatisfied with the results of broadcasting to a broad audience and have become increasingly focused on maximizing the returns generated per advertising dollar. We believe that individual, specialized channels on pay television offer advertisers the opportunity to reach a more focused demographic as compared to broadcast television. To this end, we believe many advertisers have begun dedicating portions of their advertising budgets towards channels focused on targeted market segments.

Our Competitive Strengths

We believe the following strengths enable us to offer a network that is appealing to viewers, service providers and advertisers.

Authentic, Informative and Entertaining Outdoor Programming

We believe that The Outdoor Channel is a preferred destination for television viewers seeking high-quality, traditional outdoor programming. We are differentiated from other television networks categorized as sports networks that offer outdoor programming through our focus on traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. Our programming does not include team sports or "extreme sports" that other networks offer, which we believe dilutes the interest of our target audience. We believe this strategy has enabled us to build a loyal audience that tends to watch The Outdoor Channel instead of other channels that offer outdoor programming.

Attractive Viewer Demographics

We believe that The Outdoor Channel delivers a television audience that may not be available through other networks and is particularly desirable for advertisers seeking to target a large and concentrated audience of outdoor enthusiasts. We believe The Outdoor Channel audience consists primarily of males between the ages of 25 and 54, representing a demographic for which many advertisers allocate a portion of their budgets. According to studies by Mediamark Research Inc., in the fall of 2004, over 78% of the viewers of The Outdoor Channel were male. Nielsen indicates that during primetime in December 2004 the majority of our viewers did not watch competing specialized sports channels, such as ESPN2, Outdoor Life Network or Speed Channel.

Large Outdoor-Focused Market

We believe our programming appeals to traditional outdoor sports enthusiasts, including those who hunt and fish. According to the U.S. Fish and Wildlife Service's latest survey conducted in 2001, there were estimated to be over 82 million people who participated in outdoor recreation and spent in excess of $100 billion pursuing these activities. Of this amount, people who participated in fishing or hunting collectively spent approximately $70 billion in pursuit of these activities. In addition, we believe our programming, which also includes off-road motor sports and other outdoor related lifestyle programming, appeals to an even broader audience. We also believe that our programming appeals to viewers that may have participated in traditional outdoor sports in the past or desire to do so in the future. As we continue to increase our subscriber base, we believe that national accounts will advertise on The Outdoor Channel to reach our focused audience of outdoor enthusiasts.

Extensive Service Provider Relationships

We have relationships or affiliate agreements with the majority of pay television service providers, including the 10 largest in the U.S. In fact, The Outdoor Channel was carried by the highest percentage of cable operators among those networks with less than 35 million subscribers, according to a December 2004 survey by Beta Research Corporation. According to Nielsen, The Outdoor Channel has approximately 24.6 million subscribers in June 2005. Based on our estimates, The Outdoor Channel is currently available to, and could potentially be subscribed by, over 74.7 million households.

Highly Leverageable Business Model

We anticipate that we will be able to transmit our programming to additional subscribers with little or no incremental delivery costs. We also believe that our programming, focused on traditional outdoor activities and recorded in natural settings, tends to be less expensive to produce than programming that requires elaborate sets, soundstages, highly compensated actors and a large production staff. Furthermore, the timeless nature of our outdoor programming allows us to rebroadcast and use our programming for additional purposes.

Experienced and Committed Management Team

The members of our senior management team and our board of directors have significant experience in the cable television sector and many of them have been associated with us for a considerable amount of time. The Outdoor Channel was founded by outdoor enthusiasts for outdoor enthusiasts. We believe that our thorough knowledge of the market for, and our active participation in, outdoor activities fosters an unwavering commitment to programming that is relevant to our viewers, producers, advertisers and sponsors.

Our Business Growth Strategies

The principal components of our strategy to grow our business are as follows.

Seek to Grow Our Subscriber Base

As a result of our focused content and affinity group marketing initiatives, we have been successful in increasing our subscriber base to approximately 24.6 million households in June 2005, as estimated by Nielsen, from our estimate of approximately 5.3 million households in 1999. We intend to seek new opportunities to continue to grow our subscriber base through the following initiatives.

Expand distribution relationships. We intend to expand our marketing and sales efforts to grow our subscriber base. Through our existing relationships with carriers, we intend to offer service providers incentives to migrate our channel from premium packages to more affordable basic or expanded basic service packages with a greater number of subscribers. In addition, we plan to continue to pursue agreements with additional service providers. The incentives we intend to offer to service providers may include, but are not limited to, the following:

- local marketing support, such as promotional materials and sharing of costs for local advertising;

- training support for customer service representatives;
- subscription fee waivers for a limited time; and
- upfront payments to service providers, in the form of cash or our securities.

Adopt HD technology early-Outdoor Channel 2 HD[SM]. In March 2005, we began broadcasting a new channel called Outdoor Channel 2 HD with similar but different programs, produced entirely in high definition. We believe that HD television complements our outdoor-themed content and represents a significant opportunity for us to expand our distribution and subscriber base. The audio and visual characteristics of HD substantially enhance the experience and sense of adventure provided by our programming. As a validation of the high quality, visually compelling nature of our HD programming, through an arrangement with Premier Retail Networks, Inc., we provide branded HD content being used to promote the sales of HD television sets in well known retail stores, such as Wal-Mart, Circuit City and Best Buy. As an early adopter of HD TV technology, we are ready to assist service providers as they migrate their offerings to HD TV by providing quality HD TV programming, thereby gaining distribution to this new customer segment early in its development. In addition, in an effort to increase distribution of The Outdoor Channel, we intend to offer price incentives to those service providers desiring to distribute both The Outdoor Channel and Outdoor Channel 2 HD.

Broaden our consumer-focused marketing. Our consumer marketing strategy is designed to increase consumer, or subscriber, demand. We currently have working relationships with numerous affinity organizations whose members are interested in outdoor activities such as hunting, fishing and shooting sports, off-road motor sports and other outdoor related lifestyle activities. We plan to strengthen these current relationships and to seek opportunities to enter into similar relationships with additional affinity groups and membership organizations interested in traditional outdoor activities and related pursuits. We also plan to increase consumer demand by expanding our marketing efforts to include broader-based advertising to enhance awareness of The Outdoor Channel and reach new viewers interested in outdoor activities. We believe that increased consumer awareness of our programming will create additional demand for The Outdoor Channel and encourage service providers to offer The Outdoor Channel within their most widely subscribed programming packages.

Increase Sales and Marketing Efforts to Attract National Advertisers

We plan to attract additional national advertisers to The Outdoor Channel, and we believe it will become easier to do so if we are successful in our efforts to grow our subscriber base. Over the past several years, we have increased our efforts to demonstrate the benefits of advertising on The Outdoor Channel to companies that advertise nationally. A significant portion of the increase in our advertising revenue over the last two years is attributable to increases in national advertising on The Outdoor Channel.

Currently, national advertisers such as Ace Hardware, Auto Zone, Cabela's, Dickies, Geico Insurance, Honda, Jack Daniel's, John Deere, Kawasaki, Quaker State, Remington and the U.S. Army regularly advertise on The Outdoor Channel. We believe our viewer demographics are attractive to these and many other national advertisers. In an effort to increase our advertising revenue, we recently opened a New York advertising sales office and plan to increase our visibility to national advertisers.

We also offer national advertisers the opportunity to sponsor several hours of themed programming as a means to increase brand awareness and visibility to a targeted audience. These opportunities, which we refer to as block-programming sponsorships, enable advertisers to embed advertising messages and products in the programming itself in addition to purchasing traditional commercial spots. Our current block-programming sponsorships include Monday Night Fishing sponsored by Cabela's, Tuesday Night Hunting sponsored by Mossy Oak and Wednesday Night Horsepower sponsored by Optima Batteries.

Create and Acquire High-Quality, Popular Programs

Historically, we have contracted with third-party producers to provide a majority of our programming. These third-party producers retain ownership of their programming that we air and typically purchase from us a block of the advertising time available during the airing of their programming which they then resell to advertisers or use themselves. We currently produce approximately 20% of our programming schedule. In the future, we intend to produce more in-house programming and acquire ownership of programs produced by third parties by entering into exclusive, multi-year agreements. We believe this will allow us to retain and sell more advertising time for our own account at higher rates.

We believe our programming has qualities that will provide opportunities for rebroadcast or additional uses in the future. As we develop in-house programming and acquire additional programming, we expect to develop a library of standard definition and HD programs that may be re-broadcast with little incremental cost. As a secondary use, we intend to seek opportunities to sell the airing rights to portions of footage captured in the normal course of our program production to production companies in need of natural setting footage. In addition, we believe that by owning the content that we air on The Outdoor Channel, we can better leverage other potential opportunities that may exist such as DVD sales and international syndication.

Expand the Membership in Our Club Organizations

We originally founded The Outdoor Channel in an attempt to more effectively market our club organizations, the theme of which is the search for small gold deposits and other treasure. In an effort to increase the membership base of GPAA and Lost Dutchman's, we intend to continue to market to viewers of The Outdoor Channel and by producing programs that are specifically directed towards their interests. We will present to such viewers the benefits of membership in GPAA and Lost Dutchman's while promoting subscriptions to our Gold Prospector & Treasure Hunters in the Great Outdoors magazine. In addition, we promote and market these two club organizations through direct mail campaigns and our promotion and sponsorship throughout the country of expositions dedicated to gold prospecting, treasure hunting and related interests. We also offer introductory outings at our campsites in an effort to increase membership sales in our national gold prospecting campground club and to increase the number of participants attending our unique expeditions held near Nome, Alaska and in the Motherlode area of California.

Sources of Revenue

No single customer of ours accounts for greater than 10% of our total revenue. Our revenues from The Outdoor Channel are derived primarily from two sources, advertising fees and subscriber fees, as discussed below. Advertising Fees

We have two forms of advertising fees, short-form and long-form.

Short-form Advertising. We sell short-form advertisements on The Outdoor Channel for commercial products and services, usually in 30 second increments. The total inventory for our short-form advertising consists of seven minutes per half hour. Of this available advertising time, one minute is reserved for the local service providers who may preempt the advertisement we insert into the program with a local advertisement. Of the remaining six minutes, we either sell it to advertisers for our own account or to third-party producers who then resell this time to advertisers for their own account or use it themselves.

Advertisers purchase from us the one minute of advertising time per half hour that is reserved for the local service providers at a discount understanding that some of the service providers will superimpose their own spots over the advertising that we have inserted in the program, causing these advertisements to be seen by less than all of the viewers of any program. All of this advertising time is sold to direct response advertisers. Direct response advertisers rely on direct appeals to our viewers to purchase products or services from toll-free telephone numbers or websites and generally pay lower rates than national advertisers.

For the advertising time that we retain for our own account, we endeavor to sell this time to national marketing firms and advertising agencies. The price we are able to charge for this advertising time is dependent on market conditions, perceived desirability of our viewers and, as estimated by Nielsen, the number of households subscribing to The Outdoor Channel and ratings. If we are unable to sell all of this advertising time to national firms and agencies, we sell the remaining time to direct response advertisers. We have been successful in increasing the amount of revenue generated by national advertisers in the last two years. The majority of our revenue from short-form advertising is a result of arrangements with advertising agencies, for which we pay a commission. However, we have some relationships with marketers who buy directly from us. Our average rates for the advertising time we sell to national advertisers has increased over time as a result of increased distribution, increased household delivery and by increasing demand for our advertising time through expanded sales efforts.

For the advertising time that we sell to third-party producers, we receive revenue directly from the producers. This revenue is often at a lower rate than we may have received if we were to retain such time and sell it ourselves. The producers then resell this advertising time to others or use this time to advertise their own products or services.

Our advertising revenue tends to reflect seasonal patterns of advertising expenditures, which is common in the broadcast industry. Typically, our advertising revenue from short-form advertising during the second quarter is greater than the first quarter, and the fourth quarter is greater than the third quarter of each year.

Long-form Advertising. Long form advertisements are infomercials that we typically run for 30 minutes, the majority of which are during the overnight hours. In the future, we plan to reduce the programming time used for infomercials by replacing it with traditional outdoor programming.

Subscriber Fees

Cable and satellite service providers typically pay monthly subscriber fees to us for the right to broadcast our channel. Our service provider contracts typically range from 5 to 10 years and contain an annual increase in the monthly subscriber fees. Our contracts also contain volume discounts for increased distribution by any one service provider.

Programming

The Outdoor Channel's programming emphasizes traditional outdoor activities such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. Some examples of our programs are:

Hunting/ Shooting	Fishing	Special Interest
Ted Nugent Spirit of the Wild	Mark Sosin's Saltwater Journal	World of Outlaws Sprint Car Racing*
Jim Zumbo Outdoors*	Randy Jones Strike Zone*	Monsters of Destruction*
Guns and Ammo TV	World Class Sportfishing*	Four Wheeler TV

*Designates programs that are produced or owned by The Outdoor Channel, Inc.

We either produce a program in-house, acquire or license a program from a third party. We have been producing in-house programs since our founding in 1993, and in 2004 we produced 16 regularly scheduled programs. Third-party programming license agreements typically provide that the producers retain ownership of the programming and that The Outdoor Channel is entitled to air each episode several times per week for periods ranging from three months to three years. Substantially all of our programming contracts with third parties allow us exclusive U.S. rights and non-exclusive foreign rights during the term of the licensing agreement. We currently produce approximately 20% of our programs in-house and license the remaining 80% of our programs from third-party producers.

Sales and Marketing

Our sales and marketing efforts are focused on: (a) adding subscribers both through improved positioning with those service providers already carrying The Outdoor Channel and through new agreements with service provider systems not currently carrying The Outdoor Channel, (b) increasing demand from the viewing audience and (c) cultivating existing and pursuing new advertising clients.

Service Providers

Generally, our sales and marketing efforts to increase distribution focus on developing strong relationships with existing and potential cable and satellite service providers through multiple points of contact including traditional sales visits, a dedicated customer service staff, an active local event team and the use of a dedicated web site. In addition to building strong relationships with our service providers, we are involved with a wide variety of traditional marketing efforts including advertising in trade publications, participating in industry trade shows, and supporting industry related associations. We anticipate that the widespread adoption of the digital and high definition products offered by our service providers will provide us with additional opportunities to grow and develop The Outdoor Channel and Outdoor Channel 2 HD. In order to strengthen the sales efforts of these service providers, we offer a wide variety of market specific support including the opportunity to partner with local outdoor clubs, local promotions, direct mail campaigns and integration into existing consumer marketing initiatives.

Consumers

We market The Outdoor Channel to potential viewers to both create brand awareness and to drive consumer requests for carriage, or for more accessible packaging, by the service providers. These consumer-directed marketing efforts are coordinated with and may be funded in part by the service providers. These efforts often include traditional marketing campaigns consisting of print and radio advertising. We also use our website to market and promote The Outdoor Channel through schedule information, show synopses, games and contests.

In addition, we have relationships with a number of outdoor clubs and organizations which provide opportunities for us to utilize their communication channels to reach their membership with targeted marketing messages. These relationships also allow The Outdoor Channel to be associated with organizations that have credibility and relevance to outdoor enthusiasts. Examples of the clubs and organizations with which we have developed these relationships include National Rifle Association, North American Hunting Club, North American Fishing Club and the National Wild Turkey Federation.

We also have relationships and sponsorships with the following special interest groups: Congressional Sportsmen's Foundation, National Shooting Sports Foundation, Paralyzed Veterans of America, International Hunter Education Association, International Association of Fish and Wildlife Agencies, U.S. Fish and Wildlife Service and Farmers and Hunters Feeding the Hungry.

In addition, we purchase advertisements in magazines that specialize in content similar to The Outdoor Channel. We currently advertise in approximately 90 magazines, including American Rifleman, Flying, Heartland USA and Off-Road Adventures.

Advertisers

Sales and distribution of The Outdoor Channel's advertising time are conducted by The Outdoor Channel's in-house sales personnel. In 2002, we began to subscribe to Nielsen's services, and the availability of this information has become a critical tool in attracting advertisers. Our sales team sells directly to local, regional, and national advertising accounts, and continuously monitors available spots in an effort to maximize advertising revenue. To increase our visibility in the advertising community, we advertise in trade publications directed toward advertising executives.

Other Businesses

In addition to The Outdoor Channel, we own and operate related businesses that serve the interests of The Outdoor Channel viewers and other outdoor enthusiasts. These related businesses include Gold Prospector's Association of America LLC, or GPAA, and LDMA-AU, Inc., or Lost Dutchman's.

GPAA has approximately 32,800 active members. GPAA's members pay an initial membership fee of $79 and annual renewal fees ranging between $24 and $54. GPAA sells products and services related to gold prospecting and is the publisher of the Gold Prospectors & Treasure Hunters in the Great Outdoors magazine.

Lost Dutchman's is a national gold prospecting campground club with approximately 6,700 members and properties in Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon and South Carolina. Lost Dutchman's members pay a lifetime membership fee of $3,750 and an annual maintenance fee of $120. Members are entitled to use any of the campgrounds we own or have rights to use and are entitled to keep all gold found while prospecting on any of these properties.

We also offer unique expeditions where participants enjoy gold prospecting and other outdoor activities. The expeditions include annual expeditions to the heart of the historic Motherlode area in central California and to our 2,300-acre camp on the Cripple River adjacent to the Bering Sea near Nome, Alaska. Participants pay for these outings on a per-expedition basis.

Financial Information about Segments

Financial information related to our operating segments is included in Note 11 to the consolidated financial statements included in this annual report to stockholders, which note is incorporated by reference herein. The Outdoor Channel, or TOC, segment has provided greater than 15% of our consolidated revenue during each of the last three fiscal years.

Competition

We compete with other television channels for distribution, audience viewership and advertising sales.

The Outdoor Channel competes with other television channels to be included in the offerings of each system provider and for placement in the packaged offerings having the most subscribers. In addition, each television channel focusing on a particular form of content competes directly with other channels offering similar programming. In the case of The Outdoor Channel, we compete for distribution and viewers with other television networks aimed at our own target audience which we believe consists primarily of males between the ages of 25 and 54. We believe such competitors include the Outdoor Life Network, Spike TV, ESPN and others. It is possible that these or other competitors, many of which have substantially greater financial and operational resources than us, could revise their programming to offer more traditional outdoor activities such as hunting, fishing, shooting and other topics which are of interest to our viewers.

Certain technological advances, including the increased deployment of fiber optic cable, are expected to allow cable systems to greatly expand their present channel capacity. Such added capacity leaves room for additional programming of all types which could dilute our market share by enabling the emergence of channels with programming similar to that offered by The Outdoor Channel and lead to increased competition for viewers from existing or new channels.

We also compete with television networks that generally have large subscriber bases and significant investments in, and access to, competitive programming sources. In addition, large cable companies have the financial and technological resources to create and distribute their own channels. For instance, the Outdoor Life Network, which we currently consider to be our closest direct competitor, is owned and operated by Comcast, the largest MSO in the U.S. We believe that while our closest competitor has a similar name, there currently is a substantial difference between the two networks. The Outdoor Channel emphasizes traditional outdoor activities, such as fishing and hunting, while Outdoor Life Network currently features a significant amount of programming concerning outdoor competitive, or extreme, sports and nature observation. As The Outdoor Channel becomes more established, however, it is possible that other channels will attempt to offer programming similar to ours.

We compete for advertising revenue with other pay television networks, broadcast networks, and local over-the-air television stations. In addition, we compete for advertisers with other forms of advertising such as satellite and broadcast radio and the print media. We believe that many of these advertising avenues may not permit an advertiser to target the specific demographic audience who watches The Outdoor Channel.

While Lost Dutchman's has numerous campground competitors, we believe it is the only campground club in the United States that has a gold prospecting theme. Campgrounds compete primarily by quality of facilities and amenities offered. Lost Dutchman's has rustic facilities and few amenities and seeks to attract persons who are interested in gold prospecting and hands-on outdoor activities and who wish to be part of an informal family-oriented environment. We are not aware of any national direct competitor for our gold prospecting club GPAA, although in a broad sense both GPAA and Lost Dutchman's compete with other sources of recreational activities. Lost Dutchman's and GPAA both compete primarily through marketing and promotional activities involving expositions, advertisements and shows on The Outdoor Channel, reaching prospective members through our Gold Prospectors & Treasure Hunters in the Great Outdoors magazine and other marketing activities.

Other Information

Outdoor Channel Holdings, Inc. was originally incorporated in Alaska in 1984. On September 8, 2004, we acquired all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own. Effective September 15, 2004 we reincorporated from Alaska into Delaware.

Employees

As of June 7, 2005, we had a total of 144 employees of which 142 were full time. None of our employees are covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Government Regulation

Our operations are subject to various government regulations. The operations of cable television systems, satellite distribution systems and broadcast television program distribution companies are subject to the Communications Act of 1934, as amended, and to regulatory supervision by the FCC. Our leased uplink facility in Perris, California is licensed by the FCC and must be operated in conformance with the terms and conditions of that license. The license is also subject to periodic renewal and ongoing regulatory requirements. Cable systems that carry our programming are also subjected to local franchise authority regulation.

Local Cable Regulation

The cable television industry is regulated by municipalities or other local government authorities which have the jurisdiction to grant and to assign franchises and to negotiate generally the terms and conditions of such franchises, including rates for basic service charged to subscribers, except to the extent that such jurisdiction is preempted by federal law. Any such rate regulation could place downward pressure on the potential subscriber fees we can earn.

Federal Cable Regulation

In 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992, or the 1992 Cable Act, which provides, among other things, for a "must-carry" regime for local broadcast stations (which requires the mandatory carriage of certain broadcast stations and payments by cable operators to other broadcast stations for retransmission of their signals in some instances), for certain local broadcast stations to be carried on specific channels, for a prohibition on programmers in which cable operators have an "attributable interest" from discriminating between cable operators and their competitors, or among cable operators, and for increased competition in video programming distribution (both within the cable industry and between cable and competing video distributors). The 1992 Cable Act also directed the FCC to adopt regulations limiting the percentage of nationwide subscribers any one MSO could serve and the carriage by cable systems and other video distributors of affiliated programming services. Although the FCC adopted such regulations, they were invalidated by a Court of Appeals in 2001. The FCC subsequently initiated rulemaking proceedings which remain pending.

In addition, the 1992 Cable Act requires the FCC to establish national guidelines for the rates that cable operators subject to rate regulation may charge for basic cable service and certain other services and to establish guidelines for determining when cable programming may not be provided exclusively to cable system operators. In 1996, Congress enacted the most comprehensive rewrite of telecommunications law since the Communications Act of 1934, modifying many of the provisions of the 1992 Cable Act. Among other things, the legislation allows cable and telephone industries into each other's markets and phased out federal cable rate regulation of non-basic services, such as the rates charged by service providers to subscribers for our programming, in most instances. It also required the FCC to establish rules ensuring that video programming is fully accessible to the hearing impaired through closed captioning. The rules adopted by the FCC require substantial closed captioning over an eight to ten year phase-in period, which began in 2000, with only limited exceptions.

Congress and the FCC may, in the future, adopt new laws, regulations and policies regarding a wide variety of matters which could affect The Outdoor Channel. We are unable to predict the outcome of future federal legislation, regulation or policies, or the impact of any such laws, regulations or policies on The Outdoor Channel's operations.

GPAA and Lost Dutchman's Regulations

To operate our campgrounds and mining sites, we must obtain discretionary permits or approvals issued by local governments under local zoning ordinances and other state laws. In addition, to construct improvements, we have usually been required to obtain permits such as building and sanitary sewage permits. Some states in which we sell memberships have laws regulating campground memberships. These laws sometimes require disclosures to prospective purchasers. Some states have laws requiring us to register with a state agency and obtain a permit to market memberships in such states.

Other Regulations

In addition to the regulations applicable to the cable television and gold mining industries in general, we are also subject to various local, state and federal regulations, including regulations promulgated by federal and state environmental, health and labor agencies. In addition, our mining clubs are subject to various local, state and federal statutes, ordinances, rules and regulations concerning, zoning, development, and other utilization of its properties.

Intellectual Property

"The Outdoor Channel®" is a registered service mark, and "Outdoor Channel 2 HDSM" is a service mark, of The Outdoor Channel, Inc. We have also filed for registration of trademarks and service marks, none of which we consider material at

Property

We are currently leasing approximately 32,000 square feet of commercial property located at 43445 Business Park Drive in Temecula, California. In addition, we are currently leasing approximately 28,589 square feet of industrial space, with 4,147 square feet of office space, located at 43455 Business Park Drive in Temecula, and expect to close on the purchase of this property sometime in 2005. The property located at 43445 Business Park Drive is currently used as both our headquarters and as our broadcast facility for The Outdoor Channel, and we are currently building out the property located at 43455 Business Park Drive for use as our broadcast facility in the future. Both of these properties are used in connection with our two segments (The Outdoor Channel and membership division) and the corporate business unit.

We also own the following properties that we use for camping and gold prospecting in connection with our membership division segment:

Designation of Property	Approximate Number of Acres	Location
Cripple River	2,300	Alaska
Burnt River	135	Oregon
Vein Mountain Camp	130	North Carolina
Oconee Camp	120	South Carolina
Blue Bucket	119	Oregon
Athens Property	70	Michigan
Leadville Property	60	Colorado
Omilak Silver Mine	40	Alaska
Loud Mine	37	Georgia
Stanton Property	35	Arizona
Junction Bar	26	California

In connection with our membership division segment, we also have a mutual use agreement with a non-profit organization, Lost Dutchman's Mining Association, Inc., that owns property near some of the above properties. This mutual use agreement allows our members to camp and gold prospect on the properties owned by Lost Dutchman's Mining Association, Inc., and in return, the members of Lost Dutchman's Mining Association, Inc. may camp and gold prospect on our properties.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. As of the date of this annual report to stockholders, we are not a party to any legal proceedings that are expected, individually or in the aggregate, to have a material adverse effect on our business, financial condition or operating results.

Where you can obtain additional information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. Our common stock is listed on The Nasdaq National Market. We also maintain an internet site at http://www.outdoorchannelholdings.com that contains information concerning us. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this annual report to stockholders.

We will provide without charge to each person to whom this annual report to stockholders is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above, including the Form 10-K Annual Report for the year ending December 31, 2004. Requests for such documents should be directed to Attention: General Counsel, 43445 Business Park Drive, Suite 113, Temecula, California 92590 (Telephone: (951) 699-4749).

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on The Nasdaq National Market on September 15, 2004 under the symbol "OUTD". From June 2003 to September 14, 2004, our common stock was listed for trading on NASD's OTC Bulletin Board, also under the trading symbol "OUTD". Prior to June 2003, when we changed our corporate name to Outdoor Channel Holdings, Inc., our trading symbol was "GLRS" and also traded on NASD's OTC Bulletin Board. The following table sets forth for the quarters indicated the reported high and low bid prices of our common stock as quoted on NASD's OTC Bulletin Board through September 14, 2004 and is adjusted for the 5-for-2 stock split effective September 15, 2004. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. After September 15, 2004 the table sets forth the high and low closing prices of our common stock as reported on The Nasdaq National Market.

	Closing Price	
	High	**Low**
2004:		
Fourth Quarter	15.25	13.25
Third Quarter from September 15, 2004	18.00	15.50
	Bid	
	High	**Low**
Third Quarter through September 14, 2004	15.60	13.40
Second Quarter	17.20	13.60
First Quarter	15.84	11.96
2003:		
Fourth Quarter	12.60	11.20
Third Quarter	13.00	7.20
Second Quarter	7.40	4.00
First Quarter	4.08	3.30

As of July 19, 2005, there were approximately 792 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently anticipate that we will retain all of our future earnings for use in the development and expansion of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operation, financial condition and other factors as the board of directors, in its discretion, deems relevant.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

You should read the selected consolidated financial and other data presented below in conjunction with the audited consolidated financial statements appearing elsewhere in this annual report to stockholders and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been derived from our audited consolidated financial statements which appear elsewhere in this annual report to stockholders. The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for each of the years in the two-year period ended December 31, 2001 have been derived from our audited consolidated financial statements which are not included in this annual report to stockholders. The historical results are not necessarily indicative of the operating results to be expected in the future. All financial information presented has been prepared in United States dollars and in accordance with GAAP.

In 2004, we completed the acquisition of all of the outstanding shares of The Outdoor Channel, Inc. that we did not previously own, and in connection with this acquisition we incurred a non-cash, non-recurring charge to operating expenses of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of the Minority Interest of The Outdoor Channel, Inc." for more information regarding this transaction and the comparability of the 2004 information.

	For the Years Ended December 31,				
	2000	2001	2002	2003	2004
	(In thousands, except per share amounts)				
Income Statement Data:					
Revenues:					
Advertising	$ 6,849	$ 8,645	$ 10,969	$ 16,396	$ 21,817
Subscriber fees	2,826	3,874	6,071	10,836	13,391
Membership income	4,208	4,715	4,353	4,456	4,746
Total revenues	13,883	17,234	21,393	31,688	39,954
Expenses:					
Satellite transmission fees	2,161	2,238	2,359	2,423	2,351
Advertising and programming	1,765	2,482	3,854	4,884	8,117
Compensation expense from exchange of stock options	—	—	—	—	47,983
Selling, general and administrative	7,714	10,830	10,604	16,754	21,042
Total expenses	11,640	15,550	16,817	24,061	79,493
Income (loss) from operations	2,243	1,684	4,576	7,627	(39,539)
Gain on sale from issuance of common stock of subsidiary	107	—	46	—	—
Gain on sale of marketable securities	—	—	—	13	34
Interest income (expense), net	(103)	26	(1)	13	81
Income (loss) before income taxes and minority interest	2,247	1,710	4,621	7,653	(39,424)
Income tax provision (benefit)	(85)	718	1,882	3,162	(15,946)
Income (loss) before minority interest	2,332	992	2,739	4,491	(23,478)
Minority interest in net income of consolidated subsidiary	224	181	444	897	682
Net income (loss)	2,108	811	2,295	3,594	(24,160)
Preferred stock dividends	—	—	(90)	—	—
Net income (loss) applicable to common stock	$ 2,108	$ 811	$ 2,205	$ 3,594	$ (24,160)
Earnings (loss) per common share:					
Basic	$ 0.16	$ 0.06	$ 0.17	$ 0.26	$ (1.51)
Diluted	$ 0.15	$ 0.06	$ 0.15	$ 0.19	$ (1.51)
Weighted average number of common shares outstanding:					
Basic	13,154	13,071	13,220	13,824	15,998
Diluted	13,828	14,597	14,627	14,768	15,998

	As of December 31,				
	2000	2001	2002	2003	2004
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 1,844	$ 2,574	$ 3,248	$ 7,214	$ 13,105
Goodwill	—	—	—	—	43,668
Total assets	8,899	9,214	11,830	19,848	99,669
Total liabilities	5,051	4,387	4,405	4,353	6,187
Minority interest in subsidiary	631	812	1,263	2,302	—
Stockholders' equity	$ 3,217	$ 4,015	$ 6,162	$ 13,193	$ 93,482

	For the Years Ended December 31,				
	2000	2001	2002	2003	2004
	(In thousands, except percentages)				
Other Data (unaudited):					
Adjusted EBITDA (1,2)	$ 2,749	$ 2,255	$ 5,225	$ 8,507	$ 9,703
Adjusted EBITDA margin (1,3)	19.8%	13.1%	24.4%	26.8%	24.3%

(1) During the third quarter of 2004, we completed the acquisition of the remaining minority interest in The Outdoor Channel, Inc. that we did not previously own through a merger and an exchange of outstanding shares and options of Outdoor Channel Holdings, Inc. for shares and options of The Outdoor Channel, Inc. As a result of the exchange of vested stock options of Outdoor Channel Holdings, Inc. for vested employee stock options of The Outdoor Channel, Inc., we incurred a non-cash, non-recurring charge to operations of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000.

(2) Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and our non-cash, non-recurring compensation expense from exchange of employee stock options. Adjusted EBITDA is not a measure of financial performance under GAAP, but is used by some investors to assess a company's operating performance, leverage and liquidity, and its ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly named measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company's operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data, which are all prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it assists in the analysis of our results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.

The reconciliation of Adjusted EBITDA to net income (loss) applicable to common stock, a GAAP measure, is shown as follows:

	For the Years Ended December 31,				
	2000	2001	2002	2003	2004
	(In thousands)				
Adjusted EBITDA	$2,749	$2,255	$5,225	$8,507	$ 9,703
Less: Non-cash compensation expense from exchange of stock options	—	—	—	—	47,983
Less: Depreciation and amortization	506	571	649	880	1,259
Income (loss) from operations	2,243	1,684	4,576	7,627	(39,539)
Gain on sale from issuance of common stock of subsidiary	107	—	46	—	—
Gain on sale of marketable securities	—	—	—	13	34
Interest income (expense), net	(103)	26	(1)	13	81
Income tax provision (benefit)	(85)	718	1,882	3,162	(15,946)
Minority interest in net income of consolidated subsidiary	224	181	444	897	682
Preferred stock dividends	—	—	(90)	—	—
Net income (loss) applicable to common stock	$2,108	$ 811	$2,205	$3,594	$ (24,160)

(3) Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Through our indirect wholly-owned subsidiary, we own and operate The Outdoor Channel which is a national television network devoted primarily to traditional outdoor activities, such as hunting, fishing and shooting sports, as well as off-road motor sports and other outdoor related lifestyle programming. We also own and operate related businesses which serve the interests of The Outdoor Channel's viewers and other outdoor enthusiasts. These related businesses include: LDMA-AU, Inc., which we refer to as Lost Dutchman's, and Gold Prospector's Association of America, LLC, which we refer to as GPAA. Lost Dutchman's is a national gold prospecting campground club with approximately 6,700 members and properties in Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon and South Carolina. GPAA has approximately 32,800 active members and is the publisher of the Gold Prospector & Treasure Hunters in the Great Outdoors magazine. In addition, we are the owner of a 2,300 acre property near Nome, Alaska used to provide outings for a fee to the members of Lost Dutchman's and GPAA.

Our revenues include (1) advertising fees from advertisements aired on The Outdoor Channel and from advertisements in Gold Prospector & Treasure Hunters in the Great Outdoors magazine; (2) subscriber fees paid by cable and satellite service providers that air The Outdoor Channel; and (3) membership fees from members in both Lost Dutchman's and GPAA and other income including magazine sales, products and services related to gold prospecting, gold expositions, expeditions and outings. Advertising fees include fees paid by third-party programmers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel.

Acquisition of the Minority Interest of The Outdoor Channel, Inc.

On September 8, 2004, we completed the acquisition of the remaining minority interest in TOC which we did not previously own through (i) the merger of TOC with our newly-formed, wholly-owned subsidiary, with TOC being the surviving corporation, and (ii) the exchange of each share of TOC common stock not previously held by us or our subsidiaries for 0.65 shares of our common stock. In addition, each outstanding option to purchase one share of TOC common stock was exchanged for an option to purchase 0.65 shares of our common stock. In September 2004, every two outstanding shares of our common stock were converted into five outstanding shares of common stock in conjunction with our reincorporation from Alaska to Delaware.

Based on the exchange ratio in the merger we issued 3,069,790 shares of our common stock as well as options to purchase 4,012,125 additional shares, each as adjusted for our reincorporation from Alaska to Delaware as explained in the previous paragraph. The shares issued include the shares of common stock issued to a former TOC shareholder who originally exercised his dissenters' rights in connection with the transaction, but who later withdrew, with our consent, the demand to exercise such dissenter's rights. For accounting purposes, all previously outstanding TOC common shares, including the dissenting shares, have been deemed to have been exchanged for shares of our common stock in September 2004.

The acquisition of the 17.6% minority interest in TOC was accounted for using the purchase method of accounting. The cost of acquiring the minority interest included the aggregate fair value of our common shares issued in exchange for common shares of TOC and certain other direct costs. The acquisition cost was allocated based on the fair value of the assets of TOC that were acquired and liabilities that were assumed, including intangible assets that arose from contractual or other legal rights or met certain other recognition criteria that underlie the minority interest that was acquired. The excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired was allocated to goodwill. In addition, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") the tax effect of the intangible assets have been treated as additional consideration. This additional consideration has also been allocated to goodwill.

The cost of our acquisition of the minority interest in TOC was $54,985,000 based on the issuance at the closing of 3,069,790 shares of our common stock (including shares issued to the former dissenter) and the average closing price of $16.24 per share of our common stock for a specified period before and after April 20, 2004, the last trading day before the public announcement of the material terms of the acquisition plus the assumption of 325,000 fully vested options of a former employee of TOC with an intrinsic value of $4,250,000 plus certain other costs. Based on the analysis of the fair value of the assets that were acquired and liabilities that were assumed, the acquisition costs of $54,985,000 were allocated to intangible assets and are subject to amortization as follows:

	Allocation (in thousands)	Estimated Useful Life
MSO Relationships	$10,573	Indefinite
Advertising Customer Relationships:		
Short Form	1,351	4 years
Long Form	621	3 years
Total Identifiable Intangible Assets	12,545	
Goodwill	43,668	Indefinite
Deferred Tax Liability Associated With Intangible Assets	(4,212)	
Minority Interest in Subsidiary	2,984	
Aggregate Purchase Price	$54,985	

The exchange of vested employee stock options by us for vested stock options held by employees of TOC resulted in a charge to operations in our consolidated statement of operations on September 8, 2004 equal to the value of the options issued on that date net of any related income tax benefit. The options to purchase approximately 3,687,125 shares that we issued in exchange for vested stock options held by the employees of TOC on September 8, 2004 had a fair value of $14.00 per share based on the closing price of our common stock on that day. As a result, we incurred a non-cash, non-recurring charge to operating expenses of $47,983,000 and recognized an income tax benefit of $19,098,000 or a net charge of $28,885,000.

In some of the following period-to-period comparisons, we have specifically noted, and at times excluded the non-cash, non-recurring compensation expense of $47,983,000 incurred by us and the related tax benefit of $19,098,000 as the result of the assumption of TOC options in connection with our acquisition of the minority interest in TOC as part of our analysis because we believe separately quantifying the effects of these items provides the reader with a better understanding of our operating results. We also believe that an analysis of our results in this manner, when presented in conjunction with our analysis of the corresponding GAAP measures, provides useful information to management and others in identifying and understanding our operating performance for the periods presented and in making useful comparisons.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of financial statements.

Revenue Recognition

Advertising revenues for The Outdoor Channel are recognized when the advertisement is aired. Advertising revenues from advertisements in our bi-monthly magazine are recognized when the magazine is distributed. Revenues from the expeditions are recognized when they are taken in June through August each year. Revenues from outings and gold expositions are recognized at the time of the event. Subscriber fees for The Outdoor Channel are recognized in the period the programming is aired by the distributor and collection is probable.

Broadcast and national television network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. The amount of additional advertising time is generally based upon the percentage of shortfall in audience size. This requires us to make estimates of the audience size that will be delivered throughout the terms of the contracts. We base our estimate of audience size on information provided by ratings services and our historical experience. If we determine we will not deliver the guaranteed audience, an accrual for "make-good" advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.

We recognize merchandise sales when the product is shipped and collection of the receivable is probable. Lost Dutchman's campground membership sales are generally recognized on a straight-line basis over the estimated average life (7 years) of the membership. We do not record receivables arising under these contracts. Accordingly, revenues recognized do not exceed the total cash payments received and cash received in excess of revenue earned is recorded as deferred revenue. The majority of GPAA membership sales is for one year and is generally recognized in the year of sale. Multi-year GPAA membership sales are recognized on a straight-line basis over the life of a membership, and an estimated life of 15 years for a lifetime membership.

Long-Lived Assets

Long-lived assets, such as property and equipment, goodwill and trademarks, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses for assets to be held and used are then measured based on the excess, if any, of the carrying amounts of the assets over their estimated fair values. Long-lived assets to be disposed of in a manner that meets specific criteria are stated at the lower of their carrying amounts or fair values less costs to sell and are no longer depreciated.

Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of customer balances, historical bad debt experience, customer credit-worthiness and trade publications regarding the financial health of its larger customers and changes in customer payment terms when making estimates of the uncollectability of our trade accounts receivable balances. If we determine that the financial condition of any of our customers deteriorated, whether due to customer specific or general economic issues, increases in the allowance may be made.

Deferred Tax Assets

We account for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Recent Accounting Developments

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"). "Share-Based Payment" which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services and focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments, including all options granted to employees, be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro forma disclosures of fair value were required. SFAS 123 (R) shall be effective for issuers as of the beginning of the first annual reporting period that begins after December 15, 2005. We intend to adopt the standards of SFAS No. 123 (R) effective January 1, 2006. Since we have used the intrinsic value method to account for stock options, the adoption of SFAS 123 (R) is expected to have a material impact on our financial statements.

The FASB had issued certain other accounting pronouncements as of March 31, 2005 that will become effective in subsequent periods; however, our management does not believe that any of those pronouncements would have significantly affected our financial accounting measurements or disclosures had they been in effect during 2002, 2003 or 2004.

Comparison of Years Ended December 31, 2003 and December 31, 2004

The following table discloses certain financial information for the periods presented, expressed in terms of dollars, dollar change, percentage change and as a percent of total revenue (all dollar amounts are in thousands):

			Change		% of Total Revenue	
	2003	2004	$	%	2003	2004
Revenues:						
Advertising	$ 16,396	$ 21,817	$ 5,421	33.1%	51.7%	54.6%
Subscriber fees	10,836	13,391	2,555	23.6	34.2	33.5
Membership income	4,456	4,746	290	6.5	14.1	11.9
Total revenues	31,688	39,954	8,266	26.1	100.0	100.0
Expenses:						
Satellite transmission fees	2,423	2,351	(72)	(3.0)	7.6	5.9
Advertising and programming	4,884	8,117	3,233	66.2	15.4	20.3
Compensation expense from exchange of stock options	—	47,983	47,983	NM	0.0	120.1
Selling, general and administrative	16,754	21,042	4,288	25.6	52.9	52.7
Total expenses	24,061	79,493	55,432	230.4	75.9	199.0
Income (loss) from operations	7,627	(39,539)	(47,166)	(618.4)	24.1	(99.0)
Gain on sale of marketable securities	13	34	21	161.5	0.0	0.1
Interest income, net	13	81	68	523.1	0.0	0.2
Income (loss) before income taxes and minority interest	7,653	(39,424)	(47,077)	(615.1)	24.1	(98.7)
Income tax provision (benefit)	3,162	(15,946)	(19,108)	(604.3)	10.0	(39.9)
Income (loss) before minority interest	4,491	(23,478)	(27,969)	(622.8)	14.1	(58.8)
Minority interest in net income of consolidated subsidiary	897	682	(215)	(24.0)	2.8	1.7
Net income (loss)	$ 3,594	$ (24,160)	$ (27,754)	(772.2)%	11.3%	(60.5)%

* *NM—Not Meaningful*

Revenues

Our revenues include revenues from (1) advertising fees; (2) subscriber fees; and (3) membership income. Advertising revenue is generated from the sale of advertising time on The Outdoor Channel and from the sale of advertising space in publications such as the "Gold Prospectors & Treasure Hunters in the Great Outdoors" magazine. During 2003 and 2004, The Outdoor Channel generated approximately 97% of our advertising revenue. Subscriber fees are solely related to The Outdoor Channel. Membership income is generated by our activities other than the operation of The Outdoor Channel; and includes membership sales, magazine sales, merchandise sales, and sponsored outings in connection with GPAA and Lost Dutchman's.

Total revenues for the year ended December 31, 2004 were $39,954,000, an increase of $8,266,000, or 26.1%, compared to revenues of $31,688,000 for the year ended December 31, 2003. This net increase was the result of changes in several items comprising revenue as discussed below.

Advertising revenue for the year ended December 31, 2004 was $21,817,000, an increase of $5,421,000 or 33.1% compared to $16,396,000 for the year ended December 31, 2003. The increase was due, in part, to our improved ability to demonstrate the value of advertising on The Outdoor Channel to national advertisers. Nielsen reported that we had approximately 24.8 million subscribers for the month of December 2004 compared to 25.7 million for the month of December 2003 a decrease of 0.9 million or 3.5%. (Nielsen revises this estimate each month and as of June 2005, Nielsen reported that we had approximately 24.6 million subscribers). Having Nielsen ratings and demographic data enabled us to better utilize our inventory of available advertising time and increase our effective rates realized on our advertising time on The Outdoor Channel. Further, as demand for our air time increased, we negotiated higher fees from third party programmers that purchase advertising time in connection with the airing of their programs on The Outdoor Channel.

Subscriber fees for the year ended December 31, 2004 were $13,391,000, an increase of $2,555,000 or 23.6% compared to $10,836,000 for the year ended December 31, 2003. The increase was primarily due to: an increased number of paying subscribers as we increased the number of service providers carrying The Outdoor Channel from approximately 5,400 at the end of 2003 to 5,700 at 2004 year end; contractual subscriber fee rate increases with existing service providers carrying The Outdoor Channel; the beginning of payments late in 2003 from certain carriers who had previously received The Outdoor Channel without charge; and the increasing penetration of The Outdoor Channel on existing distributors such as National Cable Television Cooperative, or NCTC, DIRECTV, Comcast, DISH Network and Charter.

Membership income for the year ended December 31, 2004 was $4,746,000, an increase of $290,000 or 6.5% compared to $4,456,000 for the year ended December 31, 2003. The increase in membership income was driven by increased attendance at our gold expositions and greater participation in our annual expedition to Cripple River, Alaska in 2004 compared to 2003.

Expenses

Expenses consist of the cost of (1) satellite transmission fees; (2) advertising and programming; (3) compensation expense from exchange of TOC stock options; and (4) selling, general and administrative expenses.

Total expenses for the year ended December 31, 2004 were $79,493,000, an increase of $55,432,000, or 230.4%, compared to $24,061,000 for the year ended December 31, 2003. As a percentage of revenues, total expenses are 199.0% and 75.9% in the years ended December 31, 2004 and 2003, respectively. The increase in expenses was due to several factors, but is principally driven by the non-cash, non-recurring compensation expense incurred by the issuance of options to employees of TOC in connection with the TOC merger with a value of $47,983,000 in accordance with the terms of the acquisition by Outdoor Channel Holdings of the remaining 17.6% minority interest in TOC it did not already own.

Satellite transmission fees for the year ended December 31, 2004 were $2,351,000, a decrease of $72,000, or 3%, compared to $2,423,000 for the year ended December 31, 2003. This relatively static comparison reflects the substantially fixed nature of our contracts for these services and a negotiated price decrease in the contract. We are scheduled for a price increase in October 2005 amounting to $5,000 per month. However, we have plans to build our own broadcast facility during 2005 that should be operational before the scheduled increase which is expected to result in a decrease of $12,000 per month.

Advertising and programming expenses for the year ended December 31, 2004 were $8,117,000, an increase of $3,233,000 or 66.2% compared to $4,884,000 for the year ended December 31, 2003. The increase in advertising and programming expenses is principally a result of our increased spending on consumer and trade industry awareness campaigns to build demand for The Outdoor Channel. Also, contributing to the increase, we produced more of our programming in-house. Advertising and programming expenses are expected to increase as a percentage of revenue as we pursue our strategy to produce more programming in-house as opposed to contracting with third party producers.

Compensation expense from exchange of employee stock options for the year ended December 31, 2004 was $47,983,000 and was incurred as a result of our issuance of 3,687,125 options to employees of TOC in accordance with the terms of our acquisition of all of the minority interest in TOC we did not already own.

Selling, general and administrative expenses for the year ended December 31, 2004 were $21,042,000, an increase of $4,288,000 or 25.6% compared to $16,754,000 for the year ended December 31, 2003. As a percentage of revenues, selling, general and administrative expenses were 52.7% and 52.9% for the year ended December 31, 2004 and 2003, respectively. This increase was primarily due to the initiation of a program to provide digital receivers to a number of our carriers, increased personnel costs and other costs as further discussed below.

During 2004, we made the decision to cease transmitting The Outdoor Channel as an analog signal in order to conserve bandwidth and further our transition to full digital transmission in preparation for the launch of Outdoor Channel 2 HD. To equip existing analog based service providers and to attract new service providers, we began providing service providers digital receivers which have the capability to output the signal in either a digital or analog format. In 2004, we spent approximately $1,110,000 on such receivers. This receiver program was substantially completed in 2004; however, we expect to continue to provide newly launched service providers with such a receiver on an as-needed basis.

Personnel expenses increased approximately $1,100,000 in the year ended December 31, 2004 over 2003 principally as a result of additional hiring during 2004. As of December 31, 2004, we had 139 employees as compared to 86 at December 31,

2003. Further, we experienced increases in other components of selling, general and administrative expenses such as professional fees and associated costs related to our reincorporation from Alaska to Delaware, listing of our common stock on the Nasdaq National Market System, increased depreciation expense as a result of equipment purchased in 2004 and 2003 to support our growth, and our increased travel related costs associated with our increased advertising sales staff, support of our growing number of service providers and the promotion of The Outdoor Channel.

Income (Loss) From Operations

Income (loss) from operations for the year ended December 31, 2004 was ($39,539,000), a change of $47,166,000 compared to $7,627,000 for the year ended December 31, 2003. As a percentage of revenues, income (loss) from operations was (99.0%) and 24.1% for the year ended December 31, 2004 and 2003, respectively. If the effect of the non-cash, non-recurring compensation expense of $47,983,000 related to the assumption of stock options held by employees of TOC is excluded, income from operations for 2004 would have been $8,444,000, an increase of $817,000 or 10.7% compared to income from operations for 2003. Income from operations as adjusted for the non-cash, non-recurring expense of $47,983,000 grew at a slower pace than revenue during 2004 reflecting our investment in subscriber acquisition programs, increased in-house programming and receivers for our service providers. As we continue our launch of Outdoor Channel 2 HD, we will incur start-up and operating costs in 2005 that are unlikely to be immediately offset by revenues, thus negatively impacting our operating margins in the near term. There can be no assurance that these strategies will be successful.

Interest Income, Net

Interest income, net for the year ended December 31, 2004 was $81,000, an increase of $68,000 compared to $13,000 for the year ended December 31, 2003. This improvement was primarily due to the retirement of our debt to stockholders during 2003, resulting in less interest expense complemented by the interest earned on increased cash balances.

Income (Loss) Before Income Taxes and Minority Interest in Net Income of Consolidated Subsidiary

Income (loss) before income taxes and minority interest decreased significantly as a percentage of revenues to (98.7%) for the year ended December 31, 2004 compared to 24.1% for the year ended December 31, 2003.

The TOC segment's income before income taxes and minority interest expressed as a percentage of revenue decreased to 28.8% for the year ended December 31, 2004, compared to 34.7% for the year ended December 31, 2003. The decrease was due mainly to the implementation in 2004 of our digital receiver program; the growth of our advertising and programming expenses in the third quarter of 2004; and increases in personnel expenses resulting from the increase in the average number of TOC employees in 2004 compared to 2003.

The Membership Division segment's income (loss) before income taxes and minority interest expressed as a percentage of revenues improved to 6.6% for the year ended December 31, 2004 compared to a loss of 12.8% for the year ended December 31, 2003. The increase principally reflects a concerted effort to control costs and make adjustments in our marketing and advertising that yielded increased sales, particularly as it relates to our expedition to Cripple River, Alaska, while spending less on selling, general and administrative expenses.

Corporate's loss before income taxes and minority interest for the year ended December 31, 2004 was $49,732,000, an increase of $48,689,000 compared to the loss of $1,043,000 for the year ended December 31, 2003. The expenses allocated to this unit include: the non-cash, non-recurring compensation expense of $47,983,000 in the third quarter of 2004 which resulted from the issuance of stock options to employees if TOC in connection with the acquisition of the minority interest in TOC, professional fees including public relations, accounting and legal fees, business insurance, board of directors fees and expenses and an allocation of corporate officers' payroll and related expenses. The increase in the expenses of Corporate is principally related to costs associated with the acquisition of the minority interest in TOC, legal fees resulting from corporate restructuring, including our listing on the Nasdaq National Market and various securities filings fees.

Income Tax Provision (Benefit)

Income tax provision (benefit) for the year ended December 31, 2004 was a benefit of $15,946,000, a change of $19,108,000 as compared to a $3,162,000 expense for the year ended December 31, 2003. The significant decrease was due to the Company recognizing an income tax benefit of $19,098,000 arising from a non-cash, non-recurring compensation expense charge of $47,983,000 which resulted from the assumption of employee stock options in connection with the acquisition of the minority interest in TOC. The effective income tax rate was approximately 40.4% and 41.3% for the years ended December 31, 2004 and 2003, respectively.

Minority Interest in Net Income of Consolidated Subsidiary

Minority interest for the year ended December 31, 2004 was $682,000 compared to $897,000 for the year ended December 31, 2003. Minority interest was eliminated in the month of September 2004 due to our acquisition of the remaining minority interest in TOC which we did not already own. The amount reported for the year ended December 31, 2004 reflects approximately eight months of the minority interest in 2004 while 2003 reflects a full twelve months. Further, based on our current ownership of our subsidiaries a minority interest in our subsidiaries is not expected to continue as a result of our current capital structure.

Net Income (Loss)

Net income (loss) for the year ended December 31, 2004 was ($24,160,000) a change of $27,754,000 compared to $3,594,000 for the year ended December 31, 2003. As a percentage of revenues, net income (loss) was (60.5%) and 11.3% for the years ended December 31, 2004 and 2003, respectively. If the non-cash, non-recurring compensation expense of $47,983,000 and the corresponding income tax benefit of $19,098,000 incurred as a result of our acquisition of the minority interest in TOC described above is excluded, net income for the year ended December 31, 2004 would have been $4,725,000 or 11.8% of sales.

Comparison of Years Ended December 31, 2002 and December 31, 2003

The following table discloses certain financial information for the periods presented, expressed in terms of dollars, dollar change, percentage change and as a percentage of total revenue (all dollar amounts are in thousands):

			Change		% of Total Revenue	
	2002	2003	$	%	2002	2003
Revenues:						
Advertising	$ 10,969	$ 16,396	$ 5,427	49.5%	51.3%	51.7%
Subscriber fees	6,071	10,836	4,765	78.5	28.4	34.2
Membership income	4,353	4,456	103	2.4	20.3	14.1
Total revenues	21,393	31,688	10,295	48.1	100.0	100.0
Expenses:						
Satellite transmission fees	2,359	2,423	64	2.7	11.0	7.6
Advertising and programming	3,854	4,884	1,030	26.7	18.0	15.4
Selling, general and administrative	10,604	16,754	6,150	58.0	49.6	52.9
Total expenses	16,817	24,061	7,244	43.1	78.6	75.9
Income from operations	4,576	7,627	3,051	66.7	21.4	24.1
Gain on sale from issuance of common stock	46	—	(46)	(100.0)	0.2	0.0
Gain on sale of marketable securities	—	13	13	NM	0.0	0.0
Interest income (expense), net	(1)	13	14	NM	0.0	0.0
Income before income taxes and minority interest	4,621	7,653	3,032	65.6	21.6	24.1
Income tax provision	1,882	3,162	1,280	68.0	8.8	10.0
Income before minority interest	2,739	4,491	1,752	64.0	12.8	14.1
Minority interest in net income of consolidated subsidiary	444	897	453	102.0	2.1	2.8
Net income	$ 2,295	$ 3,594	$ 1,299	56.6%	10.7%	11.3%

**NM — Not Meaningful*

Revenues

Total revenues for the year ended December 31, 2003 were $31,688,000, an increase of $10,295,000, or 48.1%, compared to revenues of $21,393,000 for the year ended December 31, 2002. This increase was the result of changes in several items comprising revenue.

Advertising revenue increased to $16,396,000 for the year ended December 31, 2003 from $10,969,000 for the year ended December 31, 2002, an increase of $5,427,000 or 49.5%. The increase is driven by being better able to compete for national advertising business as a result of obtaining Nielsen ratings in July 2002 which allowed us to demonstrate our household delivery for the full year of 2003 compared to only a partial year in 2002. Nielsen reported that we had 25.7 million subscribers for the month of December 2003 compared to 18.7 million for the month of December 2002, an increase of 7.0 million or 37.4%. The fact that we had Nielsen ratings and demographic data coupled with the increased subscribers allowed us to better utilize our inventory of available advertising time and increase our effective rates realized on our advertising time on The Outdoor Channel.

Subscriber fees for the year ended December 31, 2003 were $10,836,000, an increase of $4,765,000 or 78.5%, compared to $6,071,000 for the year ended December 31, 2002, primarily due to an increase in paying subscribers. We increased the number of service providers carrying The Outdoor Channel to approximately 5,400 at the end of 2003 from approximately 4,900 at 2002 year-end. Other factors that contributed to the increase include subscriber fee rate increases with existing service providers; beginning of payments in late 2003 from certain carriers who had previously received The Outdoor Channel without charge; and the third quarter 2002 launch of The Outdoor Channel® on DIRECTV®.

Membership income for the year ended December 31, 2003 was $4,456,000, an increase of $103,000 or 2.4%, compared to $4,353,000 for the year ended December 31, 2002. We believe that most of this increase in membership income was a result of increased demand for memberships and merchandise sales arising primarily from programming aired on The Outdoor Channel.

Expenses

Total expenses for the year ended December 31, 2003 were $24,061,000, an increase of $7,244,000, or 43.1%, compared to $16,817,000 for the year ended December 31, 2002. As a percentage of revenues, total expenses are 75.9% and 78.6% in 2003 and 2002, respectively. The increase in expenses was principally driven by increasing costs to support our revenue growth.

Satellite transmission fees for the year ended December 31, 2003 were $2,423,000, an increase of $64,000 or 2.7%, compared to $2,359,000 for the year ended December 31, 2002. The small increase in these fees reflects the fixed nature of these contracts.

Advertising and programming expenses for the year ended December 31, 2003 were $4,884,000, an increase of $1,030,000 or 26.7%, compared to $3,854,000 for the year ended December 31, 2002. Expressed as a percentage of revenue, advertising and programming expenses were 15.4% and 18.0% in 2003 and 2002, respectively. The dollar increase reflects an increase in spending on our consumer and trade awareness programs. In 2003, The Outdoor Channel produced more programs in-house as opposed to licensing our programming from third parties which increased our programming costs.

Selling, general and administrative expenses were $16,754,000 for the year ended December 31, 2003, an increase of $6,150,000 or 58.0%, compared to $10,604,000 for the year ended December 31, 2002. As a percent of revenues, selling, general and administrative expenses were 52.9% and 49.6% in 2003 and 2002, respectively. The increase of this expense is primarily due to additional hiring. As of December 31, 2003 we had 86 employees as compared to 65 at year end 2002. Other factors that contributed to the increase include: increased depreciation expense as a result of our equipment purchases in 2003 and 2002; travel related to our increased sales staff and others to promote The Outdoor Channel; increased research costs associated with purchasing Nielsen ratings and data; and increased professional fees including public relations, accounting and legal fees.

Also increasing our selling, general and administrative expenses is the inclusion of costs associated with the resignation of an officer/ director in November 2003 amounting to approximately $625,000 or 2% of revenues. In addition we incurred approximately $251,000 in expenses relating to conversion of stock subscriptions receivable for services.

Income From Operations

Income from operations for the year ended December, 31, 2003 was $7,627,000, an increase of $3,051,000 or 66.7%, compared to $4,576,000 for the year ended December 31, 2002. As a percentage of total revenues, income from operations increased to 24.1% for the year ended December 31, 2003 compared to 21.4% for the year ended December 31, 2002. This increase was due mainly to the increased revenues outlined above.

Interest Income (Expense), Net

Interest income (expense), net for the year ended December 31, 2003 was a net income of $13,000, compared to a net expense of $1,000 for the year ended December 31, 2002. This improvement was primarily due to the repayment of our debt to certain stockholders during 2003, resulting in less interest expense complemented by the interest earned on its increased cash balances for the year ended December 31, 2003 compared to the year ended December 31, 2002.

Income Before Income Taxes and Minority Interest in Net Income of Consolidated Subsidiary

Income before income taxes and minority interest increased slightly as a percentage of revenues at 24.1% for the year ended December 31, 2003 compared to 21.6% for the year ended December 31, 2002. The improvement is a result of us being able to grow our revenues faster than expenses.

The Outdoor Channel segment's income before income taxes and minority interest as a percentage of revenue increased to 34.7% for the year ended December 31, 2003, compared to 26.7% for the year ended December 31, 2002. This improvement reflects the operating leverage inherent in TOC's business as revenue growth outpaced expense growth.

The Membership Division segment's income (loss) before income taxes and minority interest as a percentage of revenues decreased to a loss of 12.8% for the year ended December 31, 2003 compared to a profit of 3.5% for the year ended December 31, 2002 as a result of incurring rate increases on general and health insurance, increased expenditures for publishing our magazines and mining guide principally related to rate increases, and increases in payroll and related costs.

Corporate's loss before income taxes and minority interest in 2003 was $1,043,000. The expenses allocated to this unit include: professional fees including public relations, accounting and legal fees, the inclusion of severance associated with the resignation of an officer/ director in November 2003 and the conversion of stock subscriptions receivable for services rendered.

Income Tax Provision

Income tax provision for the year ended December 31, 2003 was $3,162,000 as compared to $1,882,000 for the year ended December 31, 2002. This was due to us earning more pre-tax income in 2003 as compared to 2002. The effective income tax rate was approximately 41% for each of the years ended December 31, 2003 and 2002.

Minority Interest in Net Income of Consolidated Subsidiary

Minority interest for the year ended December 31, 2003 was $897,000 compared to $444,000 for the year ended December 31, 2002. This was due to the increased profitability of TOC.

Net Income

Net income for the year ended December 31, 2003 was $3,594,000 compared to $2,295,000 for the year ended December 31, 2002. This was due to the increased profitability of TOC partially offset by the losses of the membership segment.

Liquidity and Capital Resources

We generated cash from operations of $8,045,000 in 2004, compared to $6,190,000 in 2003 and had a cash and cash equivalents balance of $13,105,000 at December 31, 2004, an increase of $5,891,000 from the balance of $7,214,000 at December 31, 2003. Net working capital increased to $17,042,000 at December 31, 2004, compared to $11,345,000 at December 31, 2003.

Net cash used in investing activities was $3,312,000 in 2004 compared to $2,295,000 in 2003, an increase of $1,017,000. The increase was primarily related to additional capital expenditures to build our inventory of cameras and edit equipment to support our increased efforts in production of programming in-house as opposed to licensing from third parties, in particular to increase our HD equipment.

Net cash provided by financing activities was $1,158,000 in 2004 compared to $71,000 in 2003, an increase of $1,087,000. The increase was primarily as a result of the exercise of employee and service provider stock options from our 1995 incentive stock option plan.

During 2004, we entered into a credit facility providing for a revolving line of credit of up to $5,000,000 of available borrowings. The borrowings under the credit facility are secured by our accounts, instruments, documents, chattel paper, general intangibles, contract rights, investment property, certificates of deposit, deposit accounts, letter of credit rights, inventory, and equipment. The credit facility matures on September 5, 2005 and contains customary financial and other covenants and restrictions including a change of control provision. As of December 31, 2004 and as of the date of the mailing of this annual report to stockholders, we did not have any amounts outstanding under the credit facility.

Driven by a need to increase office space, we reassessed our facilities including floor space utilization, master control equipment, uplink equipment, and other needs during the year ended December 31, 2004. On February 22, 2005 we announced our intention to purchase a 28,000 square foot building in Temecula, California for approximately $2.6 million and have executed a Purchase and Sale Agreement and Escrow Instructions to complete the purchase in 2005. We have entered into a lease agreement for this property whereby we are leasing the premises until the expected closing. This building is planned to house our broadcast facility including our master control, our uplink satellite dish and various programming personnel. We currently estimate that capital expenditures to complete the build-out including updated equipment could exceed $8 million. While we believe that such estimated capital expenditures can be funded from its cash on hand or cash from operations, we are currently exploring long-term debt financing and other alternatives with regard to the possible funding of a portion of these estimated capital expenditures. As of the date hereof, we have not obtained any actual commitments with regard to such financing.

As of December 31, 2004, we generated sufficient cash flow from operations to meet our short-term cash flow requirements. We believe that our existing cash resources and anticipated cash flows from operations and the net proceeds from our recently completed offering of common stock will be sufficient to fund our operations at current levels and anticipated capital requirements through at least June 30, 2006. To the extent that such amounts are insufficient to finance our working capital requirements or our desire to expand operations beyond current levels, we could seek additional financing. There can be no assurance that additional equity or debt financing will be available if needed or, if available, will be on terms favorable to us or our stockholders.

A summary of the Company's contractual obligations as of December 31, 2004:

	Total	Less than 1 year	Over 1 year Less than 3 years	Over 3 years Less than 5 years	After 5 years
			(In thousands)		
Capital lease obligations	$ 35	$ 26	$ 9	$ --	$ --
Operating lease obligations	13,416	2,903	3,373	3,360	3,780
Standby letter of credit	140	--	--	--	140
Purchase obligations	10,744	6,767	3,877	100	--
Other long-term liabilities	377	45	30	142	160
Total	$24,712	$9,741	$7,289	$3,602	$4,080

Risks and Uncertainties

Our business and operations are subject to a number of risks and uncertainties, and the following list should not be considered to be a definitive list of all factors that may affect our business, financial condition and future operating results and should be read in conjunction with the risks and uncertainties contained in our other filings with the Securities and Exchange Commission. Any forward-looking statements made by us are made with the intention of obtaining the benefits of the "safe harbor" provisions of the Securities Litigation Reform Act and a number of factors, including, but not limited to those discussed below, could cause our actual results and experiences to differ materially from the anticipated results or expectations expressed in any forward-looking statements.

We may not be able to grow our subscriber base, and as a result our revenues and profitability may not increase.

A major component of our growth strategy is based on increasing the number of subscribers to our channels. Growing our subscriber base depends upon many factors, such as the success of our marketing efforts in driving consumer demand for The Outdoor Channel, overall growth in cable and satellite subscribers, the popularity of our programming, our ability to negotiate new carriage agreements and maintain existing distribution, and other factors that are beyond our control. There can be no assurance that we will be able to maintain or increase the subscriber base of The Outdoor Channel on cable and satellite systems or that such carriage will not decrease as a result of a number of factors. If we are unable to grow our subscriber base, our subscriber and advertising revenues may not increase and could decrease.

If we offer increased launch support fees or other incentives to service providers in order to grow our subscriber base, our operating results may be harmed.

Although we currently have plans to increase our marketing and sales efforts in an attempt to increase the number of our subscribers, we may not be able to do so economically or at all. If we are unable to increase the number of our subscribers on a cost-effective basis, or if the benefits of doing so do not materialize, our business and operating results would be harmed. In particular, if we make any upfront cash payments to service providers for an increase in our subscriber base, our cash flow could be adversely impacted, and we may incur negative cash flow for some time. In addition, if we were to make such upfront cash payments or provide other incentives to service providers, we expect to amortize such amounts ratably over the term of the agreements with the service providers. However, if a service provider terminates any such agreement prior to the expiration of the term of such agreement, then under current accounting rules we may incur a large expense in that quarter in which the agreement is terminated equal to the remaining un-amortized amounts and our operating results could accordingly be adversely affected.

If, in our attempt to increase our number of subscribers, we structure launch support fees with one service provider in a way that would require us to offer the same support or incentives to all other service providers, our operating results may be harmed.

Many of our existing agreements with cable and satellite service providers contain "most favored nation" clauses. These clauses typically provide that if we enter into an agreement with another service provider on more favorable terms, these terms must be offered to the existing service provider, subject to some exceptions and conditions. Future agreements with service providers may also contain similar "most favored nation" clauses. If, in our attempt to increase our number of subscribers, we structure launch support fees to effectively offer more favorable terms to any service provider, these clauses may require us to reduce the effective subscriber fee rates that we receive from other service providers, and this could negatively affect our operating results.

If The Outdoor Channel is placed in unpopular program packages by cable or satellite service providers, or if service fees are increased for our subscribers, the number of viewers of The Outdoor Channel may decline which could harm our business and operating results.

We do not control the cable channels with which The Outdoor Channel is packaged by cable or satellite service providers. The placement by a cable or satellite service provider of The Outdoor Channel in an unpopular program package could reduce or impair the growth of the number of our viewers and subscriber fees paid by service providers to us. In addition, we do not set the prices charged by cable and satellite service providers to their subscribers when The Outdoor Channel is packaged with other television channels. The prices for the channel packages in which The Outdoor Channel is bundled may be set too high to appeal to individuals who might otherwise be interested in our network. Further, if The Outdoor Channel is bundled by service providers with networks that do not appeal to our viewers or is moved to packages with fewer subscribers, we may lose viewers. These factors may reduce the number of viewers of The Outdoor Channel, which in turn would reduce our subscriber fees and advertising revenue.

Cable and satellite service providers could discontinue or refrain from carrying The Outdoor Channel, which could reduce the number of viewers and harm our operating results.

The success of The Outdoor Channel is dependent, in part, on our ability to enter into new carriage agreements and maintain existing agreements with, and carriage by, satellite systems and multiple system operators', which we refer to as MSOs, affiliated regional or individual cable systems. Although we have relationships or agreements with most of the largest MSOs and satellite service providers, execution of an agreement with an MSO does not ensure that its affiliated regional or individual cable systems will carry The Outdoor Channel. Under our current agreements, The Outdoor Channel typically offers MSOs and their cable affiliates the right to broadcast The Outdoor Channel to their subscribers, but such contracts do not require that The Outdoor Channel be offered to all subscribers of, or any tiers offered by, the MSO. Because certain carriage agreements do not specify on which service levels The Outdoor Channel is carried, such as analog versus basic digital, expanded digital or specialty tiers, and in which geographic markets The Outdoor Channel will be offered, we have no assurance that The Outdoor Channel will be carried and available to viewers of any particular MSO or to all satellite subscribers. If cable and satellite service providers discontinue or refrain from carrying The Outdoor Channel, this could reduce the number of viewers and harm our operating results.

We may not be able to effectively manage our future growth, and our growth may not continue, which may substantially harm our business and prospects.

We have undergone rapid and significant growth in revenue and subscribers over the last several years, and our strategic objectives include not only further developing and enhancing our existing business, but also expanding our in-house production capabilities. There are risks inherent in rapid growth and the pursuit of new strategic objectives, including among others: investment and development of appropriate infrastructure, such as facilities, information technology systems and other equipment to support a growing organization; hiring and training new management, sales and marketing, production, and other personnel and the diversion of management's attention and resources from critical areas and existing projects; and implementing systems and procedures to successfully manage growth, such as monitoring operations, controlling costs, maintaining effective quality and service, and implementing and maintaining adequate internal controls. Although we have recently upgraded our Temecula, California production facility, we expect that additional expenditures will be required as we continue to upgrade our facilities and to begin transmitting our channel from our facilities directly. In particular, we have signed an agreement to purchase a building near our current headquarters and are currently building out this property primarily for use as our broadcast facility in the future. We could incur cost overruns, delays and other difficulties with this construction. In addition, moving our broadcast facility and some of our personnel into this new facility could be disruptive to our operations. We cannot assure you that we will be able to successfully manage our growth, that future growth will occur or that we will be successful in managing our business objectives. We can provide no assurance that our profitability or revenues will not be harmed by future changes in our business. Our operating results could be harmed if such growth does not occur, or is slower or less profitable than projected.

We may not be able to secure national advertising accounts, and as a result, our revenues and profitability may be negatively impacted.

Our ability to secure national advertising accounts, which generally pay higher advertising rates, depends upon the size of our audience, the popularity of our programming and the demographics of our viewers, as well as strategies taken by our competitors, strategies taken by advertisers and the relative bargaining power of advertisers. Competition for national advertising accounts and related advertising expenditures is intense. We face competition for such advertising expenditures from a variety of sources, including other cable companies and other media. We cannot assure you that our sponsors will pay advertising rates for commercial air time at levels sufficient for us to make a profit or that we will be able to attract new advertising sponsors or increase advertising revenues. If we are unable to attract national advertising accounts in sufficient quantities, our revenues and profitability may be harmed.

We may be required to pay additional state income taxes for past years.

We are required to pay income taxes in various states in which we conduct our business operations. In the past, we have paid state income taxes only in California (where our headquarters is located) and have not paid income taxes to any other state. We have recently determined that we may have state income tax liability in the eight states other than California in which our gold prospecting properties are located. Although we expect in the near future to gather sufficient information to enable us to apportion our income to such states and file income tax returns in those states for past years, we can offer no assurances as to when we will be able to file state income tax returns in those states where we may have outstanding, current and future tax liabilities. In general, we believe any income taxes that we may be required to pay to states other than California will be partially offset by a refund from the State of California for income tax amounts we have overpaid to California in past years. We may, however, be limited as to the number of years for which we can receive a refund from California for taxes previously paid, and we cannot predict when we would receive any such refund. In addition, because each state to which we may owe outstanding income taxes has a different methodology for calculating tax owed and a different tax rate, our aggregate state income tax liability could be greater than what we have paid to California in prior years. Our aggregate state income tax liability, on which we may owe accrued interest and penalties, could be material to our results of operations.

If we fail to develop and distribute popular programs, our viewership would likely decline, which could cause advertising and subscriber fee revenues to decrease.

Our operating results depend significantly upon the generation of advertising revenue. Our ability to generate advertising revenues is largely dependent on our Nielsen ratings, which estimates the number of viewers of The Outdoor Channel, and this directly impacts the level of interest of advertisers and rates we are able to charge. If we fail to program popular shows that maintain or increase our current number of viewers, our Nielsen ratings could decline, which in turn could cause our advertising revenue to decline and adversely impact our business and operating results. In addition, if we fail to program popular shows the number of subscribers to our channel may also decrease, resulting in a decrease in our subscriber fee and advertising revenue.

Changes in the methodology used by Nielsen to estimate our subscriber base or television ratings, or inaccuracies in such estimates, could cause our advertising revenue to decrease.

Our ability to sell advertising is largely dependent on television ratings and our subscriber base estimated by Nielsen. We do not control the methodology used by Nielsen for these estimates. If Nielsen modifies its methodology or changes the statistical sample it uses for these estimates, such as the demographic characteristics of the households, our ratings could be negatively affected resulting in a decrease in our advertising revenue.

Expenses relating to programming costs are generally increasing and a number of factors can cause cost overruns and delays, and our operating results may be adversely impacted if we are not able to successfully recover the costs of developing and acquiring new programming.

The average cost of programming has increased recently for the cable industry and such increases may continue. We plan to build our programming library through the acquisition of long-term broadcasting rights from third party producers, in-house production and outright acquisition of programming, and this may lead to increases in our programming costs. The development, production and editing of television programming requires a significant amount of capital and there are substantial financial risks inherent in developing and producing television programs. Actual programming and production costs may exceed their budgets. Factors such as labor disputes, death or disability of key spokespersons or program hosts, damage to film negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or prevent completion of a project. If we are not able to successfully recover the costs of developing or acquiring programming through increased revenues, whether the programming is produced by us or acquired from third-party producers, our business and operating results will be harmed.

Our operating results may be negatively impacted if our Outdoor Channel 2 HD network is not as successful as we anticipate.

In March 2005, we began transmitting an all new, all native high definition network called Outdoor Channel 2 HD. A formal consumer marketing launch campaign was initiated in July 2005. There can be no assurance that Outdoor Channel 2 HD will not incur unexpected costs and expenses. Distribution of Outdoor Channel 2 HD will depend on successfully executing distribution agreements with cable and satellite service providers. There can be no assurance that such agreements can be made, and if they are made, that they will be on terms favorable to us or that they will not require us to grant periods of free service and/or marketing commitments to encourage carriage. The public may not adopt HD consumer television equipment in numbers sufficient to allow profits for an advertiser-supported service. Bandwidth constraints may keep Outdoor Channel 2 HD from achieving sufficient distribution from service providers to reach profitability. Competition for quality HD content may increase the costs of programming for Outdoor Channel 2 HD beyond our control or expectations. All of these factors, combined or separately, could increase costs or restrain revenue and adversely affect our operating results.

The market in which we operate is highly competitive, and we may not be able to compete effectively, particularly against competitors with greater financial resources, brand recognition, marketplace presence and relationships with service providers.

We compete for viewers with other basic and pay cable television networks, including the Outdoor Life Network, Spike TV, ESPN2 and others. If these or other competitors, many of which have substantially greater financial and operational resources than us, significantly expand their operations with respect to outdoor-related programming or their market penetration, our business could be harmed. In addition, certain technological advances, including the deployment of fiber optic cable, which are already substantially underway, are expected to allow cable systems to greatly expand their current channel capacity, which could dilute our market share and lead to increased competition for viewers from existing or new programming services.

We also compete with television network companies that generally have large subscriber bases and significant investments in, and access to, competitive programming sources. In some cases, we compete with cable and satellite service providers that have the financial and technological resources to create and distribute their own television networks, such as the Outdoor Life Network, which is owned and operated by Comcast. In order to compete for subscribers, we may pay either launch fees or marketing support or both for carriage in certain circumstances in the future, which may require significant cash expenditures, harming our operating results and margins. We may also issue our securities from time to time in connection with our attempts for broader distribution of The Outdoor Channel and the number of such securities could be significant. We compete for advertising sales with other pay television networks, broadcast networks, and local over-the-air television stations. We also compete for advertising sales with satellite and broadcast radio and the print media. We compete with other cable television networks for subscriber fees from, and affiliation agreements with, cable and satellite service providers. Actions by the Federal Communications Commission, which we refer to as the FCC, and the courts have removed certain of the impediments to entry by local telephone companies into the video programming distribution business, and other impediments could be eliminated or modified in the future. These local telephone companies may distribute programming that is competitive with the programming provided by us to cable operators.

We may not be able to attract new, or retain existing, members in our club organizations, and as a result our revenues and profitability may be harmed.

Our ability to attract new members and retain existing members in our club organizations, GPAA and Lost Dutchman's, depends, in part, upon our marketing efforts, including our programming on The Outdoor Channel and such other efforts as direct mail campaigns, continued sponsorship of expositions dedicated to gold prospecting, treasure hunting and related interests around the country and introductory outings held at our campsites. We cannot assure you that we will successfully attract new members or retain existing members. A decline in membership in our club organizations could harm our business and operating results.

Consolidation among cable and satellite distributors may harm our business.

Cable and satellite operators continue to consolidate, making The Outdoor Channel increasingly dependent on fewer operators. If these operators fail to carry The Outdoor Channel, use their increased distribution and bargaining power to negotiate less favorable terms of carriage or to obtain additional volume discounts, our business and operating results would suffer.

The satellite infrastructure that we use may fail or be preempted by another signal, which could impair our ability to deliver programming to our cable and satellite service providers.

Our ability to deliver programming to service providers, and their subscribers, is dependent upon the satellite equipment and software that we use to work properly to distribute our programming. If this satellite system fails, or a signal with a higher priority replaces our signal, which is determined by our agreement with the owner of the satellite, we may not be able to deliver programming to our cable and satellite service provider customers and their subscribers within the time periods advertised. We recently negotiated for back-up capability with our satellite provider on an in-orbit spare satellite, which provides us carriage on the back-up satellite in the event that catastrophic failure occurs on the primary satellite. Our contract provides that our main signal is subject to preemption and until the back-up satellite is in position, we could lose our signal for a period of time. A loss of our signal could harm our reputation and reduce our revenues and profits.

Natural disasters and other events beyond our control could interrupt our signal.

Our systems and operations may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. They also could be subject to break-ins, sabotage and intentional acts of vandalism. Since our production facilities for The Outdoor Channel are all located in Temecula, California, the results of such events could be particularly disruptive because we do not have readily available alternative facilities from which to conduct our business. Our business interruption insurance may not be sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our facilities could result in interruptions in our services. Interruptions in our service could harm our reputation and reduce our revenues and profits.

Our operating results may vary significantly, and historical comparisons of our operating results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Our operations are influenced by many factors. These factors may cause our financial results to vary significantly in the future and our operating results may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock may decline. Factors that can cause our results to fluctuate include, but are not limited to:

- carriage decisions of cable and satellite service providers;
- demand for advertising, advertising rates and offerings of competing media;
- changes in the growth rate of cable and satellite subscribers;
- cable and satellite service providers' capital and marketing expenditures and their impact on programming offerings and penetration;
- seasonal trends in viewer interests and activities;
- pricing, service, marketing and acquisition decisions that could reduce revenues and impair quarterly financial results;
- the mix of cable television and satellite-delivered programming products and services sold and the distribution channels for those products and services;
- our ability to react quickly to changing consumer trends;
- specific economic conditions in the cable television and related industries; and
- changing regulatory requirements.

Due to the foregoing and other factors, many of which are beyond our control, our revenue and operating results vary from period to period and are difficult to forecast. Our expense levels are based in significant part on our expectations of future revenue. Therefore, our failure to meet revenue expectations would seriously harm our business, operating results, financial condition and cash flows. Further, an unanticipated decline in revenue for a particular calendar quarter may disproportionately affect our profitability because our expenses would remain relatively fixed and would not decrease correspondingly.

Seasonal increases or decreases in advertising revenue may negatively affect our business.

Seasonal trends are likely to affect our viewership, and consequently, could cause fluctuations in our advertising revenues. Our business reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. For this reason, fluctuations in our revenues and net income could occur from period to period depending upon the availability of advertising revenues. Due, in part, to these seasonality factors, the results of any one quarter are not necessarily indicative of results for future periods, and our cash flows may not correlate with revenue recognition.

We may be unable to access capital on acceptable terms to fund our future operations.

Our future capital requirements will depend on numerous factors, including the success of our efforts to increase advertising revenues, the amount of resources devoted to increasing distribution of The Outdoor Channel, and acquiring and producing programming for The Outdoor Channel. As a result, we could be required to raise substantial additional capital through debt or equity financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to existing stockholders. If we raise additional capital through the issuance of debt securities, the debt securities would have rights, preferences and privileges senior to holders of common stock and the terms of such debt could impose restrictions on our operations. We cannot assure you that additional capital, if required, will be available on acceptable terms, or at all. If we are unable to obtain additional capital, our current business strategies and plans and ability to fund future operations may be harmed.

We may not be able to attract and retain key personnel.

Our success depends to a significant degree upon the continued contributions of the principal members of our sales, marketing, production and management personnel, many of whom would be difficult to replace. None of our employees are under contract and all of our employees are "at-will." Any of our officers or key employees could leave at any time, and we do not have "key person" life insurance policies covering any of our employees. The competition for qualified personnel has been strong in our industry. This competition could make it more difficult to retain our key personnel and to recruit new highly qualified personnel. The loss of Perry T. Massie, our President and Chief Executive Officer and Co-President of The Outdoor Channel, Inc., or Thomas H. Massie, our Executive Vice President, or William A. Owen, our Chief Financial Officer, or Andrew J. Dale, the Chief Executive Officer and Co-President of The Outdoor Channel, Inc., or Thomas E. Hornish, our General Counsel, could adversely impact our business. To attract and retain qualified personnel, we may be required to grant large option or other stock-based incentive awards, which may be highly dilutive to existing stockholders. We may also be required to pay significant base salaries and cash bonuses to attract and retain these individuals, which payments could harm our operating results. If we are not able to attract and retain the necessary personnel we may not be able to implement our business plan.

New video recording technologies may reduce our advertising revenue.

A number of new personal video recorders, such as TiVo in the United States, have emerged in recent years. These recorders often contain features allowing viewers to watch pre-recorded programs without watching advertising. The effect of these recorders on viewing patterns and exposure to advertising could harm our operations and results if our advertisers reduce the advertising rates they are willing to pay because they believe television advertisements are less effective with these technologies.

Cable and satellite television programming signals have been stolen or could be stolen in the future, which reduces our potential revenue from subscriber fees and advertising.

The delivery of subscription programming requires the use of conditional access technology to limit access to programming to only those who subscribe to programming and are authorized to view it. Conditional access systems use, among other things, encryption technology to protect the transmitted signal from unauthorized access. It is illegal to create, sell or otherwise distribute software or devices to circumvent conditional access technologies. However, theft of cable and satellite programming has been widely reported, and the access or "smart" cards used in cable and satellite service providers' conditional access systems have been compromised and could be further compromised in the future. When conditional access systems are compromised, we do not receive the potential subscriber fee revenues from the cable and satellite service providers. Further, measures that could be taken by cable and satellite service providers to limit such theft are not under our control. Piracy of our copyrighted materials could reduce our revenue from subscriber fees and advertising and negatively affect our business and operating results.

Because we expect to become increasingly dependent upon our intellectual property rights, our inability to protect those rights could negatively impact our ability to compete.

We currently license approximately 80% of our programs from third-party television and film producers. In order to build a library of programs and programming distribution rights, we must obtain all of the necessary rights, releases and consents from the parties involved in developing a project or from the owners of the rights in a completed program. There can be no assurance that we will be able to obtain the necessary rights on acceptable terms, or at all, or properly maintain and document such rights. In addition, protecting our intellectual property rights by pursuing those who infringe or dilute our rights or defending against third party claims can be costly and time consuming. If we are unable to protect our portfolio of trademarks, service marks, copyrighted material and characters, trade names and other intellectual property rights, our business and our ability to compete could be harmed.

We may face intellectual property infringement claims that could be time-consuming, costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. From time to time, we receive letters alleging infringement of intellectual property rights of others. Intellectual property litigation can be expensive and time-consuming and could divert management's attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement or enter into royalty or license agreements that may not be available on acceptable or desirable terms, if at all. Our failure to license the proprietary rights on a timely basis would harm our business.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

Our current officers, directors and greater than 5% stockholders together control approximately 52.8% of our outstanding common stock as of July 31, 2005. As a result, these stockholders, acting together, would be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve.

Anti-takeover provisions in our certificate of incorporation, our bylaws and under Delaware law may enable our incumbent management to retain control of us and discourage or prevent a change of control that may be beneficial to our stockholders.

Provisions of Delaware law, our certificate of incorporation and bylaws could discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. Furthermore, these provisions could prevent attempts by our stockholders to replace or remove our management. These provisions:

- allow the authorized number of directors to be changed only by resolution of our board of directors;
- establish a classified board of directors, providing that not all members of the board be elected at one time;
- require a 66 2/3% stockholder vote to remove a director, and only for cause;
- authorize our board of directors to issue without stockholder approval blank check preferred stock that, if issued, could operate as a "poison pill" to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that is not approved by our board of directors;
- require that stockholder actions must be effected at a duly called stockholder meeting and prohibit stockholder action by written consent;

- establish advance notice requirements for stockholder nominations to our board of directors or for stockholder proposals that can be acted on at stockholder meetings;

- except as provided by law, allow only our board of directors to call a specialmeeting of the stockholders; and

- require a 66 2/3% stockholder vote to amend our certificate of incorporation or bylaws.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may, unless certain criteria are met, prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a prescribed period of time.

Technologies in the cable and satellite television industry are constantly changing, and our failure to acquire or maintain state-of-the-art technology may harm our business and competitive advantage.

The technologies used in the cable and satellite television industry are rapidly evolving. Many technologies and technological standards are in development and have the potential to significantly transform the ways in which programming is created and transmitted. In addition, under some of our MSO contracts, we may be required to encrypt our signal. We cannot accurately predict the effects that implementing new technologies will have on our programming and broadcasting operations. We may be required to incur substantial capital expenditures to implement new technologies, or, if we fail to do so, may face significant new challenges due to technological advances adopted by competitors, which in turn could result in harming our business and operating results.

The cable and satellite television industry is subject to substantial governmental regulation for which compliance may be expensive, time consuming and may expose us to substantial compliance costs and penalties for failure to comply.

The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Similarly, the satellite television industry is subject to federal regulation. Operating in a regulated industry increases our cost of doing business.

The Cable Television Consumer Protection and Competition Act of 1992, to which we refer to as the 1992 Cable Act, precludes video programmers affiliated with cable companies from favoring their affiliated cable operators over competitors and requires such programmers to sell their programming to other multi-channel video distributors. This provision benefits independent programmers such as us by limiting the ability of vertically integrated cable programmers to offer exclusive programming arrangements to cable companies. This provision was scheduled to expire in October 2002. However, the FCC deferred the expiration date to October 2007 unless the FCC then determines that another extension is necessary to protect competition and diversity. If this provision expires, it could have an adverse effect on our ability to obtain carriage by service providers.

Regulatory carriage requirements also could reduce the number of channels available to carry The Outdoor Channel. The 1992 Cable Act granted television broadcasters a choice of must-carry rights or retransmission consent rights. The rules adopted by the FCC generally provided for mandatory carriage by cable systems of all local full-power commercial television broadcast signals selecting must-carry rights and, depending on a cable system's channel capacity, non-commercial television broadcast signals. Such statutorily mandated carriage of broadcast stations, coupled with the provisions of the Cable Communications Policy Act of 1984, which require cable television systems with 36 or more "activated" channels to reserve a percentage of such channels for commercial use by unaffiliated third parties and permit franchise authorities to require the cable operator to provide channel capacity, equipment and facilities for public, educational and government access channels, could reduce carriage of The Outdoor Channel by limiting its carriage in cable systems with limited channel capacity. In 2001, the FCC adopted rules relating to the cable carriage of digital television signals. Among other things, the rules clarify that a digital-only television station can assert a right to analog or digital carriage on a cable system. The FCC initiated a further proceeding to determine whether television broadcasters may assert the rights to carriage of both analog and digital signals during the transition to digital television and to carriage of all digital signals. On February 10, 2005, the FCC decided that television broadcasters do not have such additional must-carry rights. Broadcasters have appealed to the FCC this decision and are seeking legislative change. The imposition of such additional must-carry regulation, in conjunction with the current limited cable system channel capacity, would make it likely that cable operators will be forced to drop some cable programming services and could reduce carriage of The Outdoor Channel.

If we distribute television programming through other types of media, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon licenses and authorizations that may not be favorable to us.

In the future, any increased regulation of rates, and in particular the rates for basic cable services, could, among other things, put downward pressure on the rates charged by cable programming services, and affect the ability or willingness of cable system operators to retain or to add The Outdoor Channel network on their cable systems. In response to a request from the Committee on Energy and Commerce of the House of Representatives, the FCC's Media Bureau conducted a study in 2004 regarding, among other things, government-mandated a la carte or mini-tier packaging of programming services in which each subscriber would purchase only those channels that he or she desired instead of the larger bundles of different channels as is typical today. The Media Bureau's report on November 18, 2004 observed that such packaging would increase the cost of programming to consumers and injure programmers. If, in response to any rate or other government regulation, cable system operators implement channel offering structures that require subscribers to affirmatively choose to pay a separate fee to receive The Outdoor Channel network, either by itself or in combination with a limited number of other channels, the number of viewers for The Outdoor Channel could be reduced.

The regulation of programming services, cable television systems and satellite licensees is subject to the political process and has been in constant flux over the past decade. Further material changes in the law and regulatory requirements are difficult to anticipate and our business may be harmed by future legislation, new regulation, deregulation or court decisions interpreting laws and regulations.

We must comply with many local, state, federal and environmental regulations, for which compliance may be costly and may expose us to substantial penalties.

Our recreational outdoor activity entities, GPAA and Lost Dutchman's, share the general risks of all outdoor recreational activities such as personal injury, environmental compliance and real estate and environmental regulation. In addition to the general cable television industry regulations, we are also subject to various local, state and federal regulations, including, without limitation, regulations promulgated by federal and state environmental, health and labor agencies. Our prospecting clubs are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, development and other utilization of their properties. We cannot predict what impact current or future regulations may have on these businesses. In addition, failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or costs or revocation of our operating licenses, which would have a material adverse effect on our business and operating results.

Changes in corporate governance and securities disclosure and compliance practices have increased and may continue to increase our legal compliance and financial reporting costs.

The Sarbanes-Oxley Act of 2002 required us to change or supplement some of our corporate governance and securities disclosure and compliance practices. The Securities and Exchange Commission and Nasdaq have revised, and continue to revise, their regulations and listing standards. These developments have increased, and may continue to increase, our legal compliance and financial reporting costs.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are beginning the processes necessary to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the effectiveness of internal controls over financial reporting and an opinion by our independent registered public accounting firm addressing the assessment. During the course of our testing we may identify deficiencies which we may not be able to remediate in time to meet the deadline for compliance with the requirements of Section 404. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Effective internal controls are necessary for us to produce reliable financial reports and are important in the prevention of financial fraud. If we cannot produce reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information and our stock price could decrease.

If our goodwill or other indefinite-lived intangibles become impaired, we will be required to take a non-cash charge which could have a significant effect on our reported net earnings.

A significant portion of our assets consists of goodwill and other indefinite-lived intangible assets. In accordance with Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", or SFAS 142, we test goodwill and other indefinite-lived intangible assets for impairment during the fourth quarter of each year, and on an interim date if factors or indicators become apparent that would require an interim test. A significant downward revision in the present value of estimated future cash flows for a reporting unit could result in an impairment of goodwill or other indefinite-lived intangibles under SFAS 142 and a non-cash charge would be required. Such a charge could have a significant effect on our reported net earnings.

Changes to financial accounting standards may affect our reported operating results.

We prepare our financial statements to conform with GAAP, which are subject to interpretations by the Financial Accounting Standards Board, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may even affect our reporting of transactions completed before a change is announced. Accounting policies affecting many other aspects of our business, including rules relating to business combinations and employee stock option grants have recently been revised or are under review. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. In addition, our preparation of financial statements in accordance with GAAP requires that we make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of those assets and liabilities at the date of the financial statements and the recorded amounts of expenses during the reporting period. A change in the facts and circumstances surrounding those estimates could result in a change to our estimates and could impact our future operating results.

Future issuance by us of preferred shares could adversely affect the holders of existing shares, and therefore reduce the value of existing shares.

We are authorized to issue up to 25,000,000 shares of preferred stock. The issuance of any preferred stock could adversely affect the rights of the holders of shares of our common stock, and therefore reduce the value of such shares. No assurance can be given that we will not issue shares of preferred stock in the future.

We do not expect to pay dividends in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, operating results, capital requirements and other factors and will be at the discretion of our board of directors. Furthermore, we may in the future become subject to contractual restrictions on or prohibitions against, the payment of dividends.

Quantitative and Qualitative Disclosures about Market Risk

At December 31, 2004 and 2003, our investment portfolio included fixed-income securities of $741,000 and $550,000, respectively. These securities are subject to interest rate risk and will decline in value if interest rates increase. However, due to the short duration of our investment portfolio, an immediate 10% change in interest rates would have no material impact on our financial condition, operating results or cash flows. Declines in interest rates over time will, however, reduce our interest income while increases in interest rates over time may increase our interest expense.

We do not have a significant level of transactions denominated in currencies other than U.S. dollars and as a result we have very limited foreign currency exchange rate risk. The effect of an immediate 10% change in foreign exchange rates would have no material impact on our financial condition, operating results or cash flows.

We do not have any outstanding borrowings on our line-of-credit and as a result an immediate 10% change in interest rates would have no material impact on our financial condition, operating results or cash flows.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our executive officers and directors as of June 7, 2005. Their respective backgrounds are described below.

Executive Officers and Directors:

Name	Age	Position
Perry T. Massie	42	Chief Executive Officer, President, Director-Chairman of the Board, and Co-President of The Outdoor Channel, Inc.
William A. Owen	47	Chief Financial Officer and Controller
Thomas H. Massie	40	Executive Vice President, Secretary and Director-Vice Chairman of the Board
Andrew J. Dale	50	Chief Executive Officer and Co-President of The Outdoor Channel, Inc.
Thomas E. Hornish	46	General Counsel
Jerry R. Berglund	57	Director
David C. Merritt	50	Director
Ray V. Miller	71	Director
Elizabeth J. Sanderson	51	Director
T. Bahnson Stanley	52	Director

Perry T. Massie has served as a director of Outdoor Channel Holdings, Inc. since 1984, as its Chief Executive Officer since 1986, and has served as its President and Chairman of the Board since 1994. From 1986 until 1996, he also served as the Chief Financial Officer of Outdoor Channel Holdings, Inc. Mr. Massie has served as Co-President of The Outdoor Channel, Inc. since 1998. He is the Managing Editor of the *Gold Prospectors & Treasure Hunters in the Great Outdoors* magazine and is also the host of the "Prospecting America" show, which airs on The Outdoor Channel. Mr. Massie earned a B.S. degree in Mining Engineering from the University of Alaska, Fairbanks. Perry T. Massie is the brother of Thomas H. Massie.

William A. Owen has served as the Chief Financial Officer of Outdoor Channel Holdings, Inc. since November 2003 and as its Controller since July 2004. From 1998 to 2003, he served as Chief Financial Officer of Cruttenden Partners, LLC an investment firm. In 1999, Mr. Owen also served as Chief Financial Officer and Chief Administrative Officer for E*OFFERING Corp., an on-line investment banking firm developed by Cruttenden Partners, LLC., which was sold to Wit Soundview Corporation in 2000. From 1991 to 1998, Mr. Owen served as Vice President, Corporate Finance for Cruttenden Roth Incorporated, an investment banking firm. From 1990 to 1991, he was a Managing Director for Tuerk & Associates, an investment banking firm. From 1985 to 1989, Mr. Owen was a Vice President for The Geneva Companies, a firm specializing in conducting mergers and acquisitions and business valuations. From 1982 to 1985, Mr. Owen was an auditor for Price Waterhouse, a public accounting firm and earned his CPA certificate. He earned his MBA at the University of California — Irvine and his B.A. degree in Business and Administration from Fort Lewis College.

Thomas H. Massie has served as a director and the Secretary of Outdoor Channel Holdings, Inc. since 1984, its Executive Vice President since 1994 and as its Vice Chairman of the Board since 1999. Mr. Massie is also the host of the "Gold Fever" show which airs on The Outdoor Channel. He attended the University of Alaska, Fairbanks, studying business administration. Thomas H. Massie is the brother of Perry T. Massie.

Andrew J. Dale has served as Chief Executive Officer and Co-President of The Outdoor Channel, Inc. since 1998. He was Chief Operating Officer of The Outdoor Channel, Inc. from 1997 to 1998. From 1994 to 1997, he was Senior Vice President Operations of The Outdoor Channel, Inc. From 1990 to 1993, he was a video and television consultant to both Outdoor Channel Holdings, Inc. and The Outdoor Channel, Inc. Mr. Dale began his television career in 1982 working at Financial News Network, or "FNN", an early cable news channel. He is currently a member of the Cable Television Association for Marketing, the Society of Motion Picture and Television Engineers, and serves on the Satellite Network Committee for the National Cable Telecommunications Association. In 2001 and 2002 he was listed as one of the top 100 most influential people in the cable industry by CableFax Magazine.

Thomas E. Hornish has served as our General Counsel since December 2004. From February 2003 to December 2004, he served as "Of Counsel" with Paul, Hastings, Janofsky & Walker LLP, an international law firm. Prior to that, he was an associate attorney with Brobeck Phleger & Harrison LLP since 1996. Mr. Hornish is licensed to practice law in California and Illinois, and is also a registered patent attorney. He is a decorated veteran with more than 20 years experience in the U.S. Air Force and is currently serving as a reservist in the Air Force. Mr. Hornish earned his J.D. degree in 1995 from The Ohio State University, Order of the Coif, while also attending the University of Chicago. He also holds a B.S. degree in chemical engineering from The Ohio State University.

Jerry R. Berglund has served as a director of Outdoor Channel Holdings, Inc. since September 2004 and had previously served as a director of The Outdoor Channel, Inc. since 1999. From 1988 to 1996, Mr. Berglund was the primary owner and President of Denpak, a wood product distribution and manufacturing company that he co-founded. In 1996, Denpak was purchased by a subsidiary of Wolseley PLC of Great Britain. Mr. Berglund stayed on as vice-president and consultant until September of 2000. Mr. Berglund actively serves on the Boards of Colorado Uplift and the Foundation for Urban Youth Ministries, both of which are inner city charities for youth in the Denver area. He earned a B.S. degree in Agricultural Economics from the University of California at Berkeley in 1970.

David C. Merritt has served as a director of Outdoor Channel Holdings, Inc. since December 2003. He has served as a director of Charter Communications, Inc., a provider of cable television and other communication services, since July 2003. Mr. Merritt has been a Managing Director at Salem Partners LLC, an investment banking firm, since October 2003. From January 2001 through April 2003, Mr. Merritt served as Managing Director in the Entertainment Media Advisory Group at Gerard Klauer Mattison & Co., Inc., a company that provides advisory services to the entertainment media industries. He has also served as a director of Laser-Pacific Media Corporation from January 2001 to October 2003. He served as Chief Financial Officer of CKE Associates, Ltd., a privately held company with interests in talent management, film production, television production, music and new media from 1999 to 2000. Before joining CKE Associates in 1999, Mr. Merritt was an audit and consulting partner of KPMG LLP for 14 years. During that time, he served as national partner in charge of the media and entertainment practice. Mr. Merritt holds a B.S. degree in business and accounting from California State University — Northridge.

Ray V. Miller has served as a director of Outdoor Channel Holdings, Inc. since September 2004 and had previously served as a director of The Outdoor Channel, Inc. since 1997. Mr. Miller has been Chairman of Carolina Mountain Cablevision, Inc., an independent cable television operator in North Carolina since 2002. From 1990 to present, Mr. Miller has been Chairman of Country Cablevision, Inc., an independent cable television operator in North Carolina. Mr. Miller was a director of the National Cable Television Cooperative from 1992 to 2001 and served as Chairman of the National Cable Television Cooperative during 1999 and 2000. Mr. Miller also served as Vice Chairman of the First Western Bank from 1997 to 2001.

Elizabeth J. Sanderson has served as a director of Outdoor Channel Holdings, Inc. since September 2004 and had previously served as a director of The Outdoor Channel, Inc. since 1997. Ms. Sanderson has been a practicing attorney since 1984, and has been an interviewer for the Oral History Project of the National Cable Television Center from 1997 to present. Ms. Sanderson served as a director from 1993 to 1997 of the National Cable Television Center and from 1994 to 1995 she served as Chairperson. From 1997 to 1999, Ms. Sanderson served as Chair of TRD Frameworks (formerly known as The Research Department). From 1991 to 1997, Ms. Sanderson served on the Boards of People's Communications Companies, for rural telephone, fiber-optic and cable plant construction, internet and cellular divisions, and as President of People's Broadband Communications, a cable television operating company. Ms. Sanderson earned a B.A. degree after attending Colorado College and the University of Freiburg, Germany. Ms. Sanderson earned law degrees from Pepperdine University and the University of British Columbia.

T. Bahnson Stanley has served as a director of Outdoor Channel Holdings, Inc. since January 2004. From 1991 to 2003, Mr. Stanley served in various positions for Landmark Communications, Inc. most recently as Executive Vice President — Strategy and Development — The Weather Channel Companies®. While at Landmark, he was responsible for strategy, new business development and operations of various properties, including The Travel Channel and The Weather Channel. From 1985 to 1991, Mr. Stanley held the position of Vice President — Investment Banking with Scott & Stringfellow (now a division of BB&T Corporation). From 1980 to 1985, Mr. Stanley served in various positions within Landmark Communications, Inc. As the Director of Business Development, Cable and Broadcast, Mr. Stanley developed the strategy and tactics to convert The Weather Channel from a free service to subscriber fee based service. Mr. Stanley earned an MBA from the University of Virginia and a B.A. degree from Duke University.

FINANCIAL STATEMENTS

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003 and 2004 and
For The Years Ended December 31, 2002, 2003 and 2004

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Outdoor Channel Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Outdoor Channel Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Outdoor Channel Holdings, Inc. and subsidiaries as of December 31, 2003 and 2004, and their results of operations and cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ J.H. Cohn LLP

San Diego, California
February 25, 2005

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
As of December 31, 2003 and 2004
(In thousands, except per share data)

	2003	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,214	$ 13,105
Investment in available-for-sale securities	550	741
Accounts receivable, net of allowance for doubtful accounts of $234 and $207	3,797	4,848
Inventories	68	85
Income tax refund receivable	1,143	2,291
Current portion of deferred tax assets, net	525	—
Prepaid programming costs	—	606
Other current assets	671	50
Total current assets	13,968	21,726
Property, plant and equipment at cost, net:		
Membership division	3,253	3,527
Outdoor Channel equipment and improvements	2,032	3,199
Property, plant and equipment, net	5,285	6,726
Amortizable intangible assets	118	1,939
Deferred tax assets, net	436	14,863
Goodwill	—	43,668
Other non-amortizable intangible assets	—	10,573
Deposits and other assets	41	174
Totals	$19,848	$ 99,669
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,790	$ 3,705
Accrued severance payments	291	28
Current portion of notes payable and capital lease obligations	133	26
Deferred tax liabilities, net	—	494
Current portion of deferred revenue	409	370
Customer deposits	—	61
Total current liabilities	2,623	4,684
Accrued severance payments, net of current portion	66	37
Notes payable and capital lease obligations, net of current portion	59	9
Deferred revenue, net of current portion	1,225	1,145
Deferred satellite rent obligations	380	312
Total liabilities	4,353	6,187
Minority interest in subsidiary	2,302	—
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; 25,000 shares authorized; none issued	—	—
Common stock, $0.02 and $0.001 par value; 75,000 shares authorized; 5,887 (prior to 5-for-2 stock split) and 18,394 shares issued and outstanding	118	18
Common stock subscriptions receivable	(30)	—
Cost of treasury stock (191 shares)	(400)	—
Additional paid-in capital	6,768	111,912
Deferred compensation	—	(1,034)
Accumulated other comprehensive income	34	43
Retained earnings (accumulated deficit)	6,703	(17,457)
Total stockholders' equity	13,193	93,482
Totals	$19,848	$ 99,669

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2002, 2003 and 2004
(In thousands, except per share data)

	2002	2003	2004
Revenues:			
Advertising	$ 10,969	$16,396	$ 21,817
Subscriber fees	6,071	10,836	13,391
Membership income	4,353	4,456	4,746
Total revenues	21,393	31,688	39,954
Expenses:			
Satellite transmission fees	2,359	2,423	2,351
Advertising and programming	3,854	4,884	8,117
Non-cash compensation expense from exchange of stock options	—	—	47,983
Selling, general and administrative	10,604	16,754	21,042
Total expenses	16,817	24,061	79,493
Income (loss) from operations	4,576	7,627	(39,539)
Gain on sale from issuance of common stock of subsidiary	46	—	—
Gain on sale of marketable securities	—	13	34
Interest income (expense), net	(1)	13	81
Income (loss) before income taxes and minority interest	4,621	7,653	(39,424)
Income tax provision (benefit)	1,882	3,162	(15,946)
Income (loss) before minority interest	2,739	4,491	(23,478)
Minority interest in net income of consolidated subsidiary	444	897	682
Net income (loss)	2,295	3,594	(24,160)
Preferred stock dividends	(90)	—	—
Net income (loss) applicable to common stock	$ 2,205	$ 3,594	$(24,160)
Earnings (loss) per common share:			
Basic	$ 0.17	$ 0.26	$ (1.51)
Diluted	$ 0.15	$ 0.19	$ (1.51)
Weighted average number of common shares outstanding: (as adjusted for a five for two forward split)			
Basic	13,220	13,824	15,998
Diluted	14,627	14,768	15,998

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2003 and 2004
(In thousands, except share data)

	Preferred Stock		Common Stock		Common Stock Subscriptions Receivable	Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount							
Balance, January 1, 2002	59	$—	5,281	$ 106	$(221)	$(290)	$ 3,516	$ —	$—	$ 904	$ 4,015
Comprehensive Income:											
Net income										2,295	2,295
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $2									4		4
Total comprehensive income											2,299
Subsidiary investment in parent						(110)					(110)
Cancellation of stock issued for services			(3)	—			(12)				(12)
Common stock issued upon exercise of stock options for cash and notes receivable			32	—	(66)		101				35
Preferred dividend										(90)	(90)
Conversion of preferred stock to common stock	(59)	—	59	1			(1)				—
Subscription receivable paid through provision of services					25						25
Balance, December 31, 2002	—	—	5,369	107	(262)	(400)	3,604	—	4	3,109	6,162
Comprehensive Income:											
Net income										3,594	3,594
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $20									30		30
Total comprehensive income											3,624
Subscriptions receivable paid through provision of services and in cash					232						232
Tax benefit from exercise of non-qualified stock options and deferred compensation							2,064				2,064
Common stock issued upon exercise of stock options for cash, provision of services and offset of notes payable			384	8			928				936
Common stock issued to former Officer/director for payment of deferred compensation			134	3			172				175
Balance, December 31, 2003	—	$—	5,887	$ 118	$ (30)	$(400)	$ 6,768	$ —	$34	$ 6,703	$ 13,193

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY — (Continued)
For the Years Ended December 31, 2002, 2003 and 2004
(In thousands, except share data)

	Preferred Stock		Common Stock		Common Stock Subscriptions Receivable	Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount							
Balance, December 31, 2003	—	$—	5,887	$ 118	$ (30)	$(400)	$ 6,768	$ —	$34	$ 6,703	$ 13,193
Comprehensive Income:											
Net loss										(24,160)	(24,160)
Effect of change in fair value of available-for-sale securities, net of deferred taxes of $4									9		9
Total comprehensive income											(24,151)
Effect of 5-for-2 forward split and change in par value			8,830	(103)			103				—
Common stock issued upon exercise of stock options			723				1,285				1,285
Stock subscriptions paid					30						30
Issuance of restricted stock to employees for services			75				1,043	(1,043)			—
Amortization of deferred compensation								9			9
Stock exchanged for stock of subsidiary			3,070	3			54,100				54,103
Effect of exchange of stock options for stock options of subsidiary							47,983				47,983
Tax benefit from exercise of stock options							1,030				1,030
Retirement of treasury stock			(191)			400	(400)				—
Balance, December 31, 2004	—	$—	18,394	$ 18	$ —	$ —	$111,912	$(1,034)	$43	$(17,457)	$ 93,482

See Notes to Consolidated Financial Statements.

OUTDOOR CHANNEL HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2003 and 2004
(In thousands)

	2002	2003	2004
Operating activities:			
Net income (loss)	$ 2,295	$ 3,594	$(24,160)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	649	880	1,259
Provision for doubtful accounts	257	327	164
Costs of services offset against subscription receivable	32	251	—
Gain on sale from issuance of common stock of subsidiary	(40)	—	—
Realized gain on sale of available-for-sale securities	—	(13)	(34)
Minority interest in net income of consolidated subsidiary	444	897	682
Tax benefit from exercise of stock options and issuance of shares to pay deferred compensation	—	2,064	1,030
Common stock of subsidiary issued for services	9	—	—
Compensation expense from exchange of stock options	—	—	47,983
Amortization of deferred compensation	—	—	9
Deferred tax provision (benefit), net	(187)	70	(17,619)
Cash supplied (used) by changes in operating assets and liabilities:			
Accounts receivable	(1,149)	(1,651)	(1,215)
Inventories	(10)	19	(17)
Income tax refund receivable	—	—	(1,126)
Prepaid programming costs	—	—	(606)
Other current assets	(189)	(1,533)	331
Deposits and other assets	(155)	155	(133)
Accounts payable and accrued expenses	415	874	1,914
Accrued severance payments	—	—	(291)
Deferred revenue	1	324	(119)
Customer deposits	—	—	61
Deferred satellite rent obligations	(68)	(68)	(68)
Net cash provided by operating activities	2,304	6,190	8,045
Investing activities:			
Purchases of property, plant and equipment	(1,100)	(1,924)	(2,549)
Purchases of available-for-sale securities	(74)	(443)	(255)
Proceeds from sale of available-for-sale securities	—	36	85
Costs related to acquisition of minority interest	—	—	(593)
Proceeds from notes receivable	—	36	—
Net cash used in investing activities	(1,174)	(2,295)	(3,312)
Financing activities:			
Net payments of stockholder loans	(58)	(15)	—
Principal payments on notes payable and capital leases	(234)	(182)	(157)
Dividends paid on preferred stock	(90)	—	—
Proceeds from exercise of stock options	36	268	1,285
Proceeds from common stock subscriptions receivable	—	—	30
Purchases of treasury stock	(110)	—	—
Net cash provided by (used in) financing activities	(456)	71	1,158
Net increase in cash and cash equivalents	674	3,966	5,891
Cash and cash equivalents, beginning of year	2,574	3,248	7,214
Cash and cash equivalents, end of year	$ 3,248	$ 7,214	$ 13,105
Supplemental disclosures of cash flow information:			
Interest paid	$ 35	$ 42	$ 5
Income taxes paid	$ 2,154	$ 2,083	$ 1,139
Supplemental disclosures of non-cash investing and financing activities:			
Retirement of treasury stock	$ —	$ —	$ 400
Fair value of common stock issued to acquire minority interest in subsidiary	$ —	$ —	$ 49,853
Common stock issued upon exercise of stock options in exchange for notes receivable from ex-employees	$ 66	$ —	$ —
Effect of net increase in fair value of available-for-sale securities, net of deferred taxes	$ 4	$ 30	$ 9
Note receivable from stockholder offset against accrued bonus	$ —	$ 45	$ —
Receivable from exercise of stock options offset against loans from stockholders	$ —	$ 623	$ —
Common stock issued to former officer/director for payment of deferred compensation	$ —	$ 175	$ —

See Notes to Consolidated Financial Statements.

Note 1 — Organization and Business

Description of Operations

Outdoor Channel Holdings, Inc. ("Outdoor Channel Holdings," or collectively with its subsidiaries, the "Company") was reincorporated under the laws of the State of Delaware on September 14, 2004. Originally Outdoor Channel Holdings was incorporated under the name Global Resources, Inc., an Alaska corporation, and was subsequently re-named Global Outdoors, Inc. In 2003, the name was changed to Outdoor Channel Holdings, Inc. The Company acquired the remaining 17.6% minority interest in The Outdoor Channel, Inc. ("TOC"), that it did not previously hold on September 8, 2004 (see Note 3). TOC operates The Outdoor Channel which is a national television network devoted to traditional outdoor activities, such as hunting, fishing and shooting sports, as well as off-road motor sports and other related lifestyle programming.

Our revenues include advertising fees from advertisements aired on The Outdoor Channel, including fees paid by outside producers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel, and from advertisements in "Gold Prospectors & Treasure Hunters in the Great Outdoors" magazine; subscriber fees paid by cable and satellite service providers that air The Outdoor Channel; membership fees from members in both LDMA-AU, Inc. ("Lost Dutchman's") and Gold Prospector's Association of America, LLC ("GPAA") and other income including products and services related to gold prospecting, gold expositions, expeditions and outings.

Other business activities consist of the promotion and sale of a gold mining expedition to our Cripple River property located near Nome, Alaska, and the sale of memberships in Lost Dutchman's which entitle members to engage in gold prospecting on our Arizona, California, Colorado, Georgia, Michigan, North Carolina, Oregon, and South Carolina properties. We have signed an agreement with another organization for the mutual use of properties.

Note 2 — Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Outdoor Channel Holdings and its subsidiaries, Gold Prospector's Association of America, Inc., Lost Dutchman's, GPAA and TOC. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the dates of the consolidated balance sheet and reported amount of revenues and expenses for the periods presented. Accordingly, actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid investments with maturities of three months or less when acquired to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method.

(In thousands, except per share data)

Note 2 — Summary of Significant Accounting Policies (continued)

Prepaid Programming Costs

The Company produces a portion of the programming it airs on The Outdoor Channel in-house as opposed to acquiring the programming from third party producers. The cost of production is expensed when the show airs. As such, at year-end the Company has incurred costs for programming that is yet to air. These costs are accumulated on the balance sheet as "Prepaid programming costs". Costs of specific shows will be charged to programming expense when the program airs and the related advertising revenue is recognized.

Property and Equipment

Depreciation and amortization of costs of property and equipment are provided using the straight-line method over the estimated useful lives of the assets which range from 5 to 15 years.

Amortizable Intangible Assets

Cost of acquiring customer relationships are being amortized over a period of either 3 or 4 years. TOC has the exclusive right to the trademark The Outdoor Channel. The costs of acquiring the trademark are being amortized on a straight-line basis over an estimated useful life of 15 years.

Impairment of Certain Long-Lived Assets

The impairment of long-lived assets with finite lives such as property and equipment, customer relationships and trademarks, is recognized when events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Impairment losses are then measured by comparing the fair value of assets to their carrying amounts. The Company did not record any charges for the impairment of long-lived assets in 2002, 2003 or 2004.

Goodwill and Other Intangible Assets not Subject to Amortization

Goodwill represents the excess of cost over the fair value of net assets of an acquired business. Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") goodwill is deemed to have an indefinite life and is no longer subject to amortization over its estimated useful life but is tested for impairment annually under a two-step approach, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.

Impairment is assessed at the "reporting unit" level by applying a fair value-based test. A reporting unit is defined as the same as, or one level below the operating segment level as described in Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Under the two-step approach, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount of the reporting unit exceeds its fair value, the "implied" fair value (as defined in SFAS 142) of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

The cost allocated to the acquisition of multiple system operator relationships is an intangible asset that is also deemed to have an indefinite life and, accordingly, is not subject to amortization under SFAS 142. The Company is required to evaluate the remaining useful life of these relationships each reporting period to determine whether circumstances continue to support an indefinite useful life. If it

Note 2 — Summary of Significant Accounting Policies (continued)

determines the life is no longer indefinite, the Company will begin to amortize the costs of these multiple system operator relationships over their remaining lives. In addition, such costs shall be tested for impairment annually, or more frequently if circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of the asset with its carrying amount. If the carrying amount exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Advertising

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations totaled $2,869, $3,767 and $5,600 in 2002, 2003 and 2004, respectively.

Revenue Recognition

The Company generates revenues from sales of television and print advertising, from cable and satellite subscriber fees, from membership fees and from sales of related products and services.

TOC's advertising revenues are recognized when the advertisement is aired and the collectibility of fees is reasonably assured. Advertising revenues from advertisements in the Company's bi-monthly magazine are recognized when the magazine is distributed. Subscriber fees for The Outdoor Channel are recognized in the period the programming is aired by the distributor.

Broadcast and national television network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. We provide the advertiser with additional advertising time if we do not deliver the guaranteed audience size. The amount of additional advertising time is generally based upon the percentage of shortfall in audience size. This requires us to make estimates of the audience size that will be delivered throughout the terms of the contracts. We base our estimate of audience size on information provided by ratings services and our historical experience. If we determine we will not deliver the guaranteed audience, an accrual for "make-good" advertisements is recorded as a reduction of revenue. The estimated make-good accrual is adjusted throughout the terms of the advertising contracts.

Lost Dutchman's memberships are contractual arrangements that provide members with prospecting and mineral rights and the use of land and facilities for camping and recreational vehicle parking. Lost Dutchman's memberships sold by the Company generally have payment terms that provide for a down payment and monthly installments and are non-interest bearing and unsecured. Revenues are generally recognized on a straight-line basis over the estimated average life (7 years) of the Lost Dutchman's membership. The Company sells GPAA memberships for one to four years and it also offers a GPAA lifetime membership ("Gold Life"). The majority of the memberships are for one year. Multi-year GPAA membership revenues are recognized on a straight-line basis over the life of a membership or an estimated life of 15 years for a lifetime membership. Merchandise sales for GPAA are recognized as sales when the product is shipped and collection of the receivable is probable. Merchandise sales for GPAA are included in the "Membership income" revenue category.

The Company does not record any receivables arising under these contracts or memberships. Accordingly, revenues recognized do not exceed the total of the cash payments received and cash received in excess of revenue earned is recorded as deferred revenue.

Revenues from the expeditions are recognized when they are taken in June through August each year. Revenues from outings and gold expositions are recognized at the time of the event.

(In thousands, except per share data)

Note 2 — Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax benefits arising from the exercise of stock options and the issuance of common shares to pay deferred compensation are recorded as additional paid-in capital in the period the benefits are earned or realized.

Earnings (Loss) Per Share

Effective September 15, 2004, the Company effected a 5-for-2 split of its common stock in connection with its reincorporation in Delaware. All share and per share data has been adjusted where appropriate to reflect this stock split. In addition, the par value of the Company's common stock was changed from $0.02 per share to $0.001 per share.

The Company has presented "basic" and "diluted" earnings (loss) per common share in the accompanying consolidated statements of operations in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Basic earnings (loss) per common share is calculated by dividing net income (loss) applicable to common stock by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings (loss) per common share is similar to that of basic earnings (loss) per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares of the Company and TOC, prior to the acquisition of the remaining minority interest in TOC, were issued during the period if any such issuances would have had a dilutive effect.

The computation of diluted loss per share for 2004 does not take into account either the outstanding stock options of Outdoor Channel Holdings because the effect of their assumed exercise would be anti-dilutive or the increase in net loss attributable to the increase in the minority interest in the net income of TOC that would result from the assumed exercise of all of TOC's outstanding stock options prior to the exchange of those options for Company options on September 8, 2004 because the effect would be immaterial. The computation of diluted earnings per share for 2002 and 2003 takes into account the effects on the weighted average number of common shares outstanding of the assumed exercise of all of the outstanding stock options of the Outdoor Channel Holdings and TOC, adjusted for the application of the treasury stock method, and the assumed payment in 2002 of deferred compensation that had been payable by the Company in common stock (see Note 9). The computation of diluted earnings per share for 2003 also takes into account the reduction in net income applicable to common stock attributable to the increase in the minority interest (from approximately 13% to 33%) in the net income of TOC that results from the assumed exercise of its outstanding stock options (the effect on net income applicable to common stock in 2002 of the assumed exercise of stock options was not material). The number of shares potentially issuable at December 31, 2002, 2003 and 2004 upon the exercise of stock options that were not included in the computation of net earnings (loss) per common share because they were anti-dilutive totaled 75, 725 and 5,630, respectively.

(In thousands, except per share data)

Note 2 — Summary of Significant Accounting Policies (continued)

The following table summarizes the calculation of the weighted average common shares outstanding for basic and diluted earnings per share for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004
Numerators:			
Net income (loss) — basic	$ 2,205	$ 3,594	$(24,160)
Deduct increase in minority interest attributable to assumed exercise of dilutive stock options of TOC (see Note 9)	—	(777)	—
Net income (loss) — diluted	$ 2,205	$ 2,817	$(24,160)
Denominators:			
Weighted average common shares outstanding — basic	13,220	13,824	15,998
Dilutive effect of potentially issuable common shares for accrued deferred compensation	336	—	—
Dilutive effect of potentially issuable common shares upon exercise of stock options of the Company as adjusted for the application of the treasury stock method	1,071	944	—
Diluted weighted average common shares outstanding	14,627	14,768	15,998

Treasury Stock

The Company had adopted the treasury stock method in accounting for TOC's investment in Outdoor Channel Holdings. This is in accordance with ARB No. 51 "Consolidated Financial Statements", which provides that in consolidation the cost of an investment in a parent's common stock is treated as a cost of treasury shares. The weighted average number of common shares outstanding has been adjusted to reflect TOC's minority stockholders' ownership percentage of treasury shares.

Subsequent to the acquisition of the minority interest in TOC, all common shares of Outdoor Channel Holdings owned by TOC were retired.

Stock Options

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), provides for the use of a fair value based method of accounting for employee stock compensation. However, SFAS 123 also allows an entity to continue to measure compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock, if such amounts differ materially. The Company has elected to continue to account for employee stock options using the intrinsic value method under APB 25. By making that election, it is required by SFAS 123 and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" to provide pro forma disclosures of net income (loss) and earnings (loss) per share as if a fair value based method of accounting had been applied.

(In thousands, except per share data)

Note 2 — Summary of Significant Accounting Policies (continued)

The Company's historical net income (loss) and earnings (loss) per common share and pro forma net income (loss) and pro forma earnings (loss) per common share assuming compensation cost had been determined for 2002, 2003 and 2004 based on the fair value at the grant date for all awards by the Company, using the Black-Scholes option pricing model consistent with the provisions of SFAS 123, and amortized over the vesting period are set forth below:

	2002	2003	2004
Net income (loss):			
As reported	$ 2,205	$3,594	$(24,160)
Add: Stock-based employee compensation expense included in reported net loss, net of tax effects*	—	—	28,885
Deduct: Stock-based employee compensation expense assuming a fair value based method had been used for all awards, net of tax effects*	(195)	(311)	(2,780)
Pro forma	$ 2,010	$3,283	$ 1,945
Basic earnings (loss) per share:			
As reported	$ 0.17	$ 0.26	$ (1.51)
Pro forma	$ 0.15	$ 0.24	$ 0.12
Diluted earnings (loss) per common share:			
As reported	$ 0.15	$ 0.19	$ (1.51)
Pro forma	$ 0.14	$ 0.17	$ 0.10

* See Note 3

As a result of amendments to SFAS 123, the Company will be required to charge the fair value of employee stock options to expense over the vesting period beginning with its fiscal quarter ending March 31, 2006.

In accordance with the provisions of SFAS 123, all other issuances of common stock, stock options, warrants or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued (unless the fair value of the consideration received can be more reliably measured). Generally, the fair value of any options, warrants or similar equity instruments issued are estimated based on the Black-Scholes option-pricing model.

Additional Required Pro Forma Disclosures Related to Employee Stock Options

The fair value of each option granted by the Company in 2002, 2003 and 2004 was estimated on the date of grant using the Black-Scholes options pricing model with the following assumptions:

	2002	2003	2004
Risk-free interest rate	4.7%	2.3% - 3.3%	1.7% - 4.2%
Dividend yield	0%	0%	0%
Expected life of the option	5 yrs.	5-10 yrs.	3 mos. - 10 yrs.
Volatility factor	83.0%	77.0%	41.7% - 79.0%

(In thousands, except per share data)

Note 2 — Summary of Significant Accounting Policies (concluded)

Sale or Issuance of Stock by Subsidiary

The Company recognizes non-operating gains from sales or issuances of common stock by its subsidiaries directly to third parties where the Company's ownership percentage in the subsidiaries is reduced by the issuance of such stock and the amount received per share is more than the Company's carrying amount per share.

Investments

Pursuant to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments in marketable equity securities have been classified as available-for-sale securities and, accordingly, are valued at fair value at the end of each period. Any material unrealized holding gains and losses arising from such valuation are excluded from net income and reported, net of applicable income taxes, in other comprehensive income. Accumulated net unrealized holding gains and losses are included at the end of each year in accumulated other comprehensive income which is a separate component of stockholders' equity.

Reclassifications

Certain amounts in the 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentations.

Note 3 — Acquisition of Minority Interest of The Outdoor Channel, Inc.

On September 8, 2004, the Company announced the completion of the acquisition of the remaining 17.6% minority interest in TOC by Outdoor Channel Holdings through (i) the merger of TOC with a newly-formed, wholly-owned subsidiary of Outdoor Channel Holdings, with TOC being the surviving corporation, and (ii) the exchange of each share of TOC common stock not previously held by Outdoor Channel Holdings or its subsidiaries for 0.65 shares of Outdoor Channel Holdings' common stock. In addition, each outstanding option to purchase one share of TOC common stock was exchanged for an option to purchase 0.65 shares of Outdoor Channel Holdings' common stock.

Based on the exchange ratio, the 5 for 2 split as explained in Note 2 and the capitalization of TOC, Outdoor Channel Holdings issued 3,070 shares of its common stock as well as options to purchase 4,012 additional shares on September 8, 2004.

As previously disclosed by the Company, in October 2004, the Company received notice from a TOC stockholder that the stockholder was exercising dissenters' rights with respect to 144 previously outstanding TOC common shares. The dissenter submitted a written demand that TOC repurchase the dissenter's shares. On March 8, 2005, the dissenter withdrew this demand and accepted 233 common shares of the Company in exchange for his 144 common shares of TOC. The number of shares exchanged reflects the exchange ratio. For accounting purposes, the dissenter's shares have been deemed to have been exchanged as of September 8, 2004 and the cost of those shares has been recorded as additional goodwill as shown below.

The acquisition of all of the 17.6% minority interest in TOC was accounted for using the purchase method of accounting. The cost of acquiring the minority interest included the aggregate fair value of the common shares of Outdoor Channel Holdings issued in exchange for common shares of TOC and certain other direct costs. The acquisition cost was allocated based on the fair value of the assets of TOC that were acquired and liabilities that were assumed, including intangible assets that arose from contractual or

(In thousands, except per share data)

Note 3 — Acquisition of Minority Interest of The Outdoor Channel, Inc. (continued)

other legal rights or met certain other recognition criteria that underlie the approximate 17.6% minority interest that was acquired. The excess of the cost of the minority interest over the fair value of the underlying interest in the net identifiable assets acquired was allocated to goodwill. In addition, in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" the tax effects of the intangible assets have been treated as additional consideration. This additional consideration has also been allocated to goodwill.

The cost of the acquisition of the minority interest in TOC by Outdoor Channel Holdings was $54,985 based on the issuance at the closing of 3,070 shares of Outdoor Channel Holdings' common stock (including the former dissenter's shares) and the average closing price of $16.24 per share for a specified period before and after April 20, 2004, the last trading day before the public announcement of the material terms of the acquisition plus the assumption of 325 fully-vested options held by a former employee of TOC with an intrinsic value of $4,250 plus certain other costs. Based on the analysis of the fair value of the assets that were acquired and liabilities that were assumed, the acquisition costs of $54,985 were allocated primarily to intangible assets that are or are not subject to amortization as follows:

	Allocation	Estimated Useful Life
Multiple system operators relationships	$10,573	Indefinite
Advertising customer relationships:		
Short form	1,351	4 years
Long form	621	3 years
Total identifiable intangible assets	12,545	
Goodwill	43,668	Indefinite
Deferred tax liability associated with intangible assets	(4,212)	
Minority interest in subsidiary	2,984	
Aggregate purchase price	$54,985	

The exchange of vested options by Outdoor Channel Holdings for vested options of TOC resulted in a charge to operations in the consolidated statement of operations on September 8, 2004 equal to the intrinsic value of the options issued on that date and a credit for the related income tax benefit. Outdoor Channel Holdings issued fully-vested options to purchase 3,687 shares in exchange for fully-vested options held by employees of TOC on September 8, 2004. On that day, the market price of one share of common stock of Outdoor Channel Holdings was $14.00. As a result, the Company incurred a non-cash, non-recurring charge to operating expenses of $47,983 and recognized an income tax benefit of $19,098 or a net charge of $28,885.

(In thousands, except per share data)

Summarized unaudited pro forma information, assuming this acquisition occurred at the beginning of the respective years ended December 31, 2003 and 2004 follows:

	For the Years Ended December 31,	
	2003	2004
Net revenues	$31,688	$39,954
Net income	$ 3,946	$ 4,862
Earnings per share:		
Basic	$ 0.23	$ 0.27
Diluted	$ 0.19	$ 0.22

The acquisition had no affect on net revenues. The pro forma net income (loss) and the related per share amounts (i) include primarily the effects of additional amortization related to certain intangible assets recorded, the elimination of the minority interest and the additional shares issued by Outdoor Channel Holdings and (ii) exclude the non-recurring net charge of $28,885 attributable to the exchange of options.

Note 4 — Revenue To Be Earned Upon Collection

As of December 31, 2004, the approximate scheduled payments to be recognized as revenue, assuming such amounts are collected in future years from existing Lost Dutchman's sales contracts, are as follows:

Years Ending December 31,	Amount
2005	$1,371
2006	1,157
2007	1,341
2008	1,377
2009	1,084
Thereafter	1,630
Total	$7,960

(In thousands, except per share data)

Note 5 — Property, Plant and Equipment and Amortizable Intangible Assets

Property, plant and equipment at December 31, 2003 and 2004 consist of the following:

	2003	2004
Membership division:		
Land	$ 2,176	$ 2,480
Equipment	1,073	1,240
Buildings and improvements	1,387	1,472
Furniture and fixtures	53	62
Vehicles	1,290	1,325
Leasehold improvements	75	86
	6,054	6,665
Less accumulated depreciation	(2,801)	(3,138)
Subtotals	3,253	3,527
Outdoor Channel:		
Equipment	2,737	4,543
Furniture and fixtures	158	158
Vehicles	212	251
Leasehold improvements	462	556
Video library	211	211
	3,780	5,719
Less accumulated depreciation and amortization	(1,748)	(2,520)
Subtotals	2,032	3,199
Totals	$ 5,285	$ 6,726

Amortizable intangible assets at December 31, 2003 and 2004 are summarized as follows:

	2003	2004
Advertising customer relationships	$ —	$1,972
Trademark	219	219
Subtotals	219	2,191
Less accumulated amortization	(101)	(252)
Totals	$ 118	$1,939

The approximate remaining useful economic lives of the advertising customer relationships and trademark are 3.6 years and 7 years, respectively.

For the years ended December 31, 2003 and 2004, the Company incurred $15 and $151 of amortization expense, respectively. The estimated aggregate amortization expense for the years subsequent to December 31, 2004 is $1,939.

(In thousands, except per share data)

Note 6 — *Notes Payable, Capital Lease Obligations and Lines of Credit*

Notes Payable and Capital Lease Obligations

Notes payable and capital lease obligations at December 31, 2003 and 2004 consist of the following:

	2003	2004
Note payable to a bank, collateralized by substantially all of the Company's assets, guaranteed by two major stockholders, with interest due monthly at the prime rate plus 1.00% (an effective rate of 5.00% at December 31, 2003)	$109	$—
Capital lease obligations (see Note 7)	83	35
Totals	192	35
Less current portion	133	26
Long-term portion — notes payable and capital lease obligations	$ 59	$ 9

Bank Lines of Credit

On September 30, 2004, we entered into a revolving line of credit agreement (the "revolver") with the U.S. Bank N.A. (the "Bank") that matures September 5, 2005. The total amount which can be drawn upon under the line of credit is $5,000. The revolver provides that the interest rate shall be selected by us at the time of each advance, to be either (i) the prime rate announced by the Bank from time to time as and when such rate changes or (ii) 1.25% above the 1, 2, 3, 6, or 12 month LIBOR rate quoted by the Bank from Telerate Page 3750 or any successor thereto. The bank line of credit is collateralized by substantially all of the Company's assets. We were in full compliance with the loan covenants under the revolver as of December 31, 2004. As of December 31, 2004, we did not have any outstanding borrowings under this revolving line of credit.

Note 7 — Commitments

Operating Leases

The Company leases facilities and equipment, including access to satellites for television transmission, under non-cancelable operating leases that expire at various dates through 2010. Generally, the most significant leases are satellite leases that require escalating rental payments. Rent expense is recognized on a straight-line basis over each lease term. The excess of the expense accrued over the amounts currently payable is reflected as deferred satellite rent obligations in the accompanying consolidated balance sheets.

The Company is leasing its administrative facilities from Musk Ox Properties, LP, which in turn is owned by Messrs. Perry T. Massie and Thomas H. Massie, principal stockholders and officers of the Company. The lease agreements currently require monthly rent payments aggregating to approximately $20. These lease agreements expire on December 31, 2005. The Company expects to renew the lease at prevailing market rates prior to its expiration.

Rent expense, including rent paid to Musk Ox Properties, LP, aggregated to approximately $2,599, $2,668 and $2,604 in the years ended December 31, 2002, 2003 and 2004, respectively.

(In thousands, except per share data)

Total rental commitments under the operating lease agreements described above for years ending subsequent to December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$ 2,903
2006	1,693
2007	1,680
2008	1,680
2009	1,680
Thereafter	3,780
Total	$13,416

Capital Leases

The Company leases certain equipment under capital leases which expire on various dates through 2006. At December 31, 2004, the Company's future minimum lease payments are as follows:

Year Ending December 31,	Amount
2005	$28
2006	9
Total	37
Less amount representing an interest rate of 9.5%	(2)
Present value of minimum lease payments	35
Less current portion	26
Long-term portion	$ 9

The current and long-term portions of capital lease obligations are included in notes payable and capital lease obligations in the accompanying consolidated balance sheets (see Note 6).

Note 8 — Income Taxes

The components of the provision (benefit) for income taxes for the years ended December 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Current:			
Federal	$1,616	$2,410	$ 1,216
State	453	682	457
Total current	2,069	3,092	1,673
Deferred:			
Federal	(155)	58	(13,512)
State	(32)	12	(4,107)
Total deferred	(187)	70	(17,619)
Totals	$1,882	$3,162	$(15,946)

(In thousands, except per share data)

Note 8 — Income Taxes (concluded)

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2003 and 2004 were related to the following:

	2003	2004
Deferred tax assets:		
Stock option expense	$ —	$18,178
Deferred revenues	556	371
Deferred rent	151	124
Current state taxes	247	77
Provision for doubtful accounts	93	82
Other accrued liabilities	88	57
Other	—	6
	1,135	18,895
Deferred tax liabilities:		
Fixed assets	(152)	(345)
Intangible assets	—	(4,157)
Other	(22)	(24)
	(174)	(4,526)
Deferred tax assets, net	$ 961	$14,369

The provision (benefit) for income taxes reflected in the accompanying consolidated statements of operations are different than those computed based on the applicable statutory Federal income tax rate of 34% in 2002, 2003 and 2004 as shown below:

	2002	2003	2004
Federal income tax provision (benefit) at statutory income tax rate	$1,588	$2,581	$(13,532)
State taxes, net of Federal benefit	278	458	(2,197)
Non-deductible expense	35	63	38
Deferred compensation	—	—	(198)
Other	(19)	60	(57)
Income tax provision (benefit)	$1,882	$3,162	$(15,946)

Note 9 — Equity Transactions

Preferred Stock

There were 147 shares of the Company's common stock at December 31, 2001 reserved for issuance on the conversion of the 147 shares of convertible preferred stock, then outstanding. During 2002, all of the preferred shares were converted to common stock.

During 2002, the Company declared dividends on preferred stock for the years 1999, 2000 and 2001. The total amount of dividends paid during 2002 amounted to $90.

(In thousands, except per share data)

Note 9 — Equity Transactions (continued)

As of December 31, 2002, 2003 and 2004, the Company was authorized to issue up to 10,000, 25,000 and 25,000 shares of preferred stock, $0.001 par value per share in one or more series with designations, rights and preferences as determined by the Company's Board of Directors, respectively.

Changes in Common Stock Subscriptions Receivable by the Company

On June 22, 1993, certain stockholders and other individuals exercised stock options for the purchase of a total of 260 shares of common stock. In connection therewith, these individuals issued promissory notes, due June 30, 1999 (extended several times), to the Company whereby they were obligated to pay a total of $221, plus interest at 4% per annum. During 2002, one of the subscribers provided the Company with consulting services with a fair value of $32 and the Company offset its payable for the services against subscriptions receivable of $25 and accrued interest receivable of $7.

During 2002, the Company issued 80 shares of its common stock upon exercise of stock options by ex-employees and others and received $36 of cash payments for 29 shares and $66 of notes receivable for 51 shares. The notes receivable bore interest at 5% per annum, were collateralized by 26 shares of the Company's common stock and was due May 2004.

During 2003, the Company paid bonuses to certain stockholders who are also employees totaling $251 by converting subscriptions receivable for common stock of $196 and accrued interest on the receivables of $55. Subscriptions receivable were also reduced by cash payments of $36 in 2003 and, as a result, the balance of subscriptions receivable was reduced to $30 as of December 31, 2003, which was paid in January 2004.

Issuances of Common Stock by the Company

During 2003, the Company issued 336 shares of common stock valued at $175 to a former Officer/ Director for the payment of deferred compensation (see Note 10).

During 2003, the Company (i) received cash proceeds of $268 from the exercise of options for the purchase of 247 shares of common stock; (ii) offset the $623 due from the exercise of options for the purchase of 663 shares at $0.90 per share against the balance of all stockholder loans payable by the Company to the holder of the options; and (iii) offset the $45 due from the exercise of options for the purchase of 50 shares of common stock at $0.90 per share against the balance of a bonus payable to the employee.

During 2004, the Company received cash proceeds of approximately $1,285 from the exercise of options for the purchase of 723 shares of the Company's common stock and options for the purchase of 18 TOC shares of common stock which were exercised prior to the merger under TOC's stock option plan. The TOC stock option plan was assumed in conjunction with the Company's acquisition of the remaining 17.6% minority interest in TOC (see Note 3).

Also during 2004, the Company issued an employee 75 shares of restricted common stock. The rights to these shares vest over a five year period. Based on the closing market price on the day before the grant of $13.90 per share, the value of the stock was $1,043. This amount has been included in deferred compensation as an offset to stockholders' equity and will be amortized to compensation expense as the rights to the restricted stock vest.

Note 9 — Equity Transactions (continued)

The Company's Stock Option Plans

The Company had five stock option plans: Stock Option Plan 1 ("Plan 1"), Stock Option Plan 2 ("Plan 2"), 1995 Stock Option Plan (the "1995 Plan"), Long-Term Incentive Plan (the "LTIP Plan"), and Non-Employee Director Stock Option Plan (the "NEDSOP" Plan). During 2003, all holders of options under Plan 1 and Plan 2 exercised all of the outstanding options under those two plans. No more options may be granted under either of those two plans. In addition, on September 8, 2004, TOC's 1997 Stock Option Plan (the "1997 Plan") was assumed by Outdoor Channel Holdings. No more options can be issued under this plan. The Company also may grant stock options that are not covered under any of the stock option plans.

As of December 31, 2004, the Company had an aggregate of 9,075 shares of its common stock reserved for issuance under its various stock option/long term incentive plans, of which 5,630 shares are subject to outstanding options, 75 are issued as restricted common stock and 3,370 shares are available for future grants. Options and stock grants are subject to terms and conditions as determined by the Company's Board of Directors. Stock option grants are generally exercisable in increments of 25% during each year of employment beginning three months to one year from the date of grant. Generally, stock options expire five years from the date of grant. Options issued under our NEDSOP plan are generally exercisable 40% after the first 3 months of service and 20% on the first anniversary of appointment and each anniversary thereafter until 100% are vested.

A summary of the status of options granted under the five stock option plans and outside of those plans as of December 31, 2002, 2003 and 2004 and changes in options outstanding during the years then ended is presented in the table that follows:

	2002		2003		2004	
	Shares (In thousands)	Weighted Average Exercise Price	Shares (In thousands)	Weighted Average Exercise Price	Shares (In thousands)	Weighted Average Exercise Price
Outstanding at beginning of year	1,744	$1.25	1,751	$ 1.43	1,648	$ 6.57
Options granted	125	3.73	863	10.78	705	13.88
Options granted in exchange for TOC options (see Note 3)	—	—	—	—	4,012	0.98
Options exercised	(80)	1.31	(960)	0.98	(723)	1.77
Options canceled or expired	(38)	1.81	(6)	1.74	(12)	5.71
Options outstanding at end of year	1,751	$1.43	1,648	$ 6.57	5,630	$ 4.12

Note 9 — Equity Transactions (continued)

	2002	2003	2004
Option price range at end of year	$0.90 - $4.00	$1.20 - $12.50	$0.92 - $15.75
Options available for grant at end of year	419	—	3,370
Weighted-average fair value of 125; 863; and 705 options granted during 2002, 2003 and 2004, respectively, with an exercise price equal to the market price at the date of grant	$2.36	$7.20	$8.21
Weighted-average fair value of 4,012 options granted during 2004 with an exercise price less than the market price at the date of grant	$—	$—	$13.08

The following table summarizes information about stock options outstanding at December 31, 2004, all of which are at fixed prices:

	Options Outstanding			Options Exercisable	
		Weighted Average			
Range of Exercise Prices	Number Outstanding (In thousands)	Remaining Contractual Life	Exercise Price	Number Exercisable (In thousands)	Weighted Average Exercise Price
$ 0.92 - $ 1.20	3,519	2.9 years	$ 0.93	3,519	$ 0.93
$ 1.40 - $ 3.08	457	2.2 years	$ 1.55	457	$ 1.55
$ 3.20 - $ 6.14	224	2.4 years	$ 4.11	121	$ 3.48
$11.60 - $15.75	1,430	6.5 years	$12.80	482	$12.69
	5,630		$ 4.12	4,579	$ 2.30

Changes in Outstanding Common Shares of TOC and Shares Owned by the Company

The changes in the number of outstanding common shares of TOC and the changes in the number of shares and the percentage owned by the Company during 2002, 2003 and 2004 are summarized below:

	Common Shares Outstanding of TOC	Owned by the Company	
		Shares	Percent
Balance January 1, 2002	10,524	8,818	83.8%
Effects of shares issued by TOC	18	—	
Balance December 31, 2002	10,542	8,818	83.6%
Effects of shares issued by TOC	126	—	
Balance December 31, 2003	10,668	8,818	82.7%
Effects of shares issued by TOC	40	—	
Balance September 8, 2004	10,708	8,818	82.4%

During 2002, TOC issued 18 shares at prices ranging from $1.50 to $5.00 per share to board members and employees for services performed and upon the exercise of stock options. The Company recorded gains

(In thousands, except per share data)

Note 9 — Equity Transactions (concluded)

from issuance of the shares of $47 in 2002. It also recorded an increase in minority interests as a result of such issuances of $6.

During 2003, TOC issued 126 shares to a former director upon his election to take payment of deferred compensation in the form of stock of the Company and TOC (see Note 10). The Company did not record a gain or loss during 2003 because the price of the stock issued approximated the carrying value of the Company's investment in the subsidiary. This issuance in 2003 caused an increase in minority interest of $142.

During 2004, TOC issued 18 shares in connection with employees exercising options under its 1997 Plan. Further, TOC issued 22 shares to directors owed for services rendered prior to 2000.

TOC's Stock Option Plan

Under the 1997 Plan, TOC could grant incentive and non-qualified stock options to its employees, directors, consultants and service providers to purchase up to an aggregate of 3,000 shares of its common stock at an exercise price determined by the administrator subject to one of the following: (a) the exercise price of an incentive option could not be less than 100% of the fair market value of the common stock at the date of the grant; and (b) the exercise price of a non-qualified option could not be less than 85% of the fair market value of the common stock at the date of the grant.

A summary of the status of TOC's 1997 Plan at December 31, 2002, 2003 and 2004 and changes during the years then ended is presented in the table below:

	2002		2003		2004	
	Shares or Price per Share	Weighted Average Exercise Price	Shares or Price per Share	Weighted Average Exercise Price	Shares or Price per Share	Weighted Average Exercise Price
Options outstanding at beginning of year ...	2,505	$1.60	2,492	$1.59	2,487	$1.60
Options exercised	(4)	1.50	—	—	(18)	1.83
Options cancelled	(9)	1.50	(5)	1.50	—	—
Options exchanged for Company options (see Note 3)					(2,469)	$1.59
Options outstanding at end of year	2,492	$1.59	2,487	$1.60	—	—
Option price range at end of year	$1.50-$5.00		$1.50-$5.00		—	
Options available for grant at end of year	500		505		—	

Note 10 — Related Party Transactions

The Company had an agreement with a director, who was also one of its officers, pursuant to which a portion of the officer's compensation, prior to 2002, had been paid in cash and the remainder was deferred. The deferred portion was payable by the Company in cash or shares of the common stock of the Company and/or TOC at a future date, at the election of the director. If payments were in the form of shares, such

(In thousands, except per share data)

Note 10 — Related Party Transactions (concluded)

payments were to be based on the market value of the shares at the time the services were rendered. During 2003, the director/officer left the Company at which time he elected to receive shares as compensation. Deferred compensation under the agreement totaled $318. The Company and TOC issued 336 and 126 shares, respectively, to satisfy their obligations to the director (see Note 9). Additionally, the Company incurred $625 in severance costs, including related legal fees, in connection with his resignation.

The Company is leasing its administrative facilities from Musk Ox Properties, LP, which in turn is owned by Messrs. Perry T. Massie and Thomas H. Massie, principal stockholders and officers of the Company. The lease agreements currently require monthly rent payments aggregating to approximately $20. These lease agreements expire on December 31, 2005. Rent expense totaled approximately $237, $242 and $244 in 2002, 2003 and 2004, respectively.

Interest expense on stockholder loans aggregated to $20 in 2003. All stockholder loans were paid by June 2003.

Note 11 — Segment Information

Pursuant to the Provisions of Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), the Company reports segment information in the same format as reviewed by the Company's Chief Operating Decision Maker (the "CODM"). The Company segregates its business activities into TOC and Membership Division.

TOC is a separate business activity that broadcasts television programming 24 hours a day, seven days a week. TOC generates revenue from advertising fees (which include fees paid by outside producers to purchase advertising time in connection with the airing of their programs on The Outdoor Channel) and subscriber fees.

Lost Dutchman's and GPAA membership sales and related activities are reported in the Membership Division. The Membership Division also includes magazine sales, the sale of products and services related to gold prospecting, gold expositions, expeditions and outings.

Prior to September 30, 2003, the Company had reported segment information for the operations associated with its Trips and Outings Division (the "Trips and Outings Segment"). The sales, operating income and assets of the Trips and Outings Segment no longer meet the thresholds that require separate disclosure and the CODM no longer separately reviews such information. Accordingly, the Company discontinued reporting separate Trips and Outings Segment information in the third quarter of 2003. The Trips and Outing segment information is now included in the Membership Division information.

(In thousands, except per share data)

Note 11 — Segment Information (concluded)

Information with respect to these reportable segments as of and for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Revenues	Income (Loss) Before Income Taxes and Minority Interest	Total Assets	Depreciation and Amortization	Additions to Property, Plant and Improvements
2002					
TOC	$16,680	$ 4,457	$ 7,476	$ 341	$ 931
Membership Division	4,713	164	4,354	308	169
Totals	$21,393	$ 4,621	$11,830	$ 649	$1,100
2003					
TOC	$26,835	$ 9,315	$13,855	$ 558	$1,274
Membership Division	4,853	(619)	5,993	322	650
Subtotal of Segments	31,688	8,696	19,848	880	1,924
Corporate*	—	(1,043)	—	—	—
Totals	$31,688	$ 7,653	$19,848	$ 880	$1,924
2004					
TOC	$34,596	$ 9,954	$21,872	$ 779	$1,938
Membership Division	5,358	354	6,857	344	611
Subtotal of Segments	39,954	10,308	28,729	1,123	2,549
Corporate*	—	(49,732)	70,940	136	—
Totals	$39,954	$(39,424)	$99,669	$1,259	$2,549

Intersegment sales amounted to $385, $473 and $595 for 2002, 2003 and 2004, respectively.

* The Company captured corporate overhead, commencing in 2003 that is applicable to both segments, but not directly related to operations in a separate business unit, "Corporate." The expenses allocated to Corporate consisted primarily of: professional fees including public relations, accounting and legal fees; severance associated with the resignation of an officer/director in November 2003; and the cost of bonuses paid through an offset against stock subscriptions receivable.

Note 12 — Fair Value of Financial Instruments

The Company's material financial instruments consist of its cash and cash equivalents, investments in available-for-sale securities, accounts receivable, accounts payable, notes payable, capital lease obligations and related party receivables and payables. The carrying amounts of the Company's financial instruments generally approximated their fair values at December 31, 2002, 2003 and 2004. The fair market value of financial instruments classified as current assets or liabilities approximated their carrying value due to the short-term maturity of the instruments.

(In thousands, except per share data)

Note 13 — Contingencies

The Company is, from time to time, involved in litigation as both plaintiff and defendant arising in the ordinary course of business. In the opinion of management, the results of any pending litigation should not have a material adverse effect on the Company's financial position or operating results.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company reduces credit risk by placing its temporary cash investments with major financial institutions with high credit ratings. At December 31, 2004, the Company had cash and cash equivalents balances of approximately $13,105 with major financial institutions in certain investment accounts which were not covered by the Federal Deposit Insurance Corporation.

The Company reduces credit risk related to accounts receivable by routinely assessing the financial strength of its customers. The Company maintains an allowance for doubtful accounts based on the credit risk of specific customers, historical trends and other information that management believes will adequately provide for credit losses.

During 2003, the Company entered into a contract to sponsor a driver in 17 professional car races to be held during 2003 and 2004. As amended, the contract calls for a total sponsorship price of $1,000 for the 17 races of which the Company had paid $250 during 2003. The remainder of the amount due was contingent on whether the Company's sponsored driver qualified for the upcoming races during 2004. All amounts under this contract were paid.

During 2004, the Company entered into a contract to sponsor a driver in 16 professional car races to be held during 2005. As amended, the contract calls for a total sponsorship price of $1,250 for the 16 races. As additional compensation, the Company had agreed to air a number of 30 second advertisements for associate sponsors. The aggregate commitment is for $500 worth of advertising which will be based on the Company's prevailing rates at the time of the airings. The Company may, at its option, elect to renew the relationship for the 2006 and again for the 2007 seasons with certain cost escalators.

Programming and talent commitments of the Company, estimated to aggregate approximately $6,394 as of December 31, 2004 included $5,994 for programming, and $400 for a talent contract. Such fees are payable over several years, as part of the normal course of business as follows:

Years Ending December 31,	Amount
2005	$2,417
2006	2,233
2007	1,644
2008	100
Total	$6,394

On February 22, 2005, the Company announced its intention to purchase a building in Temecula, California for approximately $2,600. This building is planned to house the Company's broadcast facility including its master control, uplink satellite dish and various programming personnel. Currently the Company estimates that capital expenditures to complete the build-out including updating equipment could exceed $8,000.

(In thousands, except per share data)

Note 14 — 401(k) Savings Plan

The Company maintains a 401(k) Plan (the "401(k) Plan"). The Company is required to make matching contributions to the 401(k) Plan in the amount of 50% of the first 6% of wages deferred by each participating employee. During 2002, 2003 and 2004, the Company incurred a total charge of approximately $47, $73 and $91 for employer matching contributions, respectively.

Note 15 — Quarterly Financial Information (Unaudited)

	Three Months Ended			
	March 31	June 30	September 30	December 31
2003				
Revenue	$7,444	$7,181	$ 8,443	$ 8,620
Income from operations	1,856	1,361	2,577	1,833
Net income	921	667	1,285	721
Earnings per common share:				
Basic	$ 0.07	$ 0.05	$ 0.09	$ 0.05
Diluted	$ 0.06	$ 0.05	$ 0.08	$ 0.03
2004				
Revenue	$9,220	$9,569	$ 10,965	$10,200
Income (loss) from operations*	2,290	1,757	(45,706)	2,120
Net Income (loss)*	1,113	844	(27,705)	1,588
Earnings (loss) per common share:				
Basic	$ 0.08	$ 0.06	$ (1.75)	$ 0.09
Diluted	$ 0.06	$ 0.04	$ (1.75)	$ 0.07

All per share data has been adjusted to reflect the 5-for-2 split of our stock effective September 15, 2004. (See Note 1)

---

* The exchange of vested options by Outdoor Channel Holdings for vested options of TOC resulted in a charge to net income in the consolidated statement of operations on September 8, 2004 equal to the intrinsic value of the options issued on that date and a credit for the income tax benefit. Outdoor Channel Holdings issued fully-vested options to purchase approximately 3,687 shares in exchange for fully-vested options of employees of TOC on September 8, 2004. On that day, the market price of one share of common stock of Outdoor Channel Holdings was $14.00. As a result, the Company incurred a non-cash, non-recurring charge to operating expenses of $47,983 and recognized an income tax benefit of $19,098 or a net charge of $28,885.

* * *

BROADEN YOUR Horizons!




THE
OUTDOOR
CHANNEL


OUTDOOR
CHANNEL
2
HD


GOLD PROSPECTORS ASSN.
OF AMERICA
GPAA


LOST DUTCHMAN'S
MINING ASSOCIATION





OUTDOOR
CHANNEL
HOLDINGS, INC.

43445 Business Park Drive Suite 113 • Temecula, CA 92590
www.outdoorchannelholdings.com • 951.699.4749
Nasdaq NM Symbol: OUTD